AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 28, 2007

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

KEMET Corporation

(Exact name of Registrant as specified in its charter)

Delaware	57-0923789
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

2835 KEMET Way
Simpsonville, SC 29681
(864) 963-6300

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

David E. Gable
Senior Vice President and Chief Financial Officer
2835 KEMET Way
Simpsonville, South Carolina 29681
(864) 963-6300

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

H. Kurt von Moltke, P.C.
Kirkland & Ellis LLP
200 East Randolph Drive
Chicago, Illinois 60601
(312) 861-2000

Approximate date of commencement of proposed sale to the public: As soon as practicable following the effectiveness of this Registration Statement.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

Title of Each Class of Securities to Be Registered	Amount To Be Registered		Proposed Maximum Aggregate Offering Price Per Share		Proposed Maximum Aggregate Offering Price		Amount of Registration Fee
2.25% Convertible Senior Notes due 2026	$175,000,000		100	%(1)	$175,000,000	(2)	$5,372.50
$0.01 per share(3)	18,041,240	(4)	—	(3)	—	(3)	—	(3)

(1)              Estimated solely for purposes of calculating the registration fee pursuant to Rule 457 under the Securities Act of 1933, as amended.

(2)              Exclusive of accrued interest, if any.

(3)              The registrant will receive no consideration for the issuance of these shares of common stock upon conversion of the notes also registered hereby. Therefore, pursuant to Rule 457(i), no filing fee is required with respect to the shares of common stock registered hereby.

(4)              Represents the number of shares of common stock initially issuable upon conversion of the notes registered hereby. The registrant calculated the number of shares issuable upon conversion of the notes based on a conversion price of approximately $9.70 per share or a conversion rate of 103.0928 shares per $1,000 principal amount of the notes. Pursuant to Rule 416 under the Securities Act of 1933, as amended, the number of shares of common stock registered hereby includes an indeterminate number of shares issuable upon conversion of the notes, as this amount may be adjusted as a result of stock splits, stock dividends and antidilution provisions.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Subject to Completion, dated February 28, 2007

The information in this prospectus is not complete and may be changed. The selling security holders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS

$175,000,000

2.25% Convertible Senior Notes due 2026 and Shares of Common Stock Issuable
Upon Conversion of the Notes

The securities to be offered and sold using this prospectus are:

•        our 2.25% Convertible Senior Notes Due 2026; and

•        shares of our common stock, $0.01 par value, or common stock, issuable upon conversion of the notes.

These securities will be offered and sold by the selling security holders named in this prospectus or in any supplement to this prospectus. See “Selling Security Holders” beginning on page 16.

The notes bear interest at the rate of 2.25% per year, accruing from November 1, 2006. We will pay interest on the notes on each May 1 and November 1, beginning on May 15, 2007, to the holders of record at the close of business on the preceding May 1 and November 1, respectively. The notes will mature on November 15, 2026.

We may not redeem the notes prior to November 20, 2011. We may redeem some or all of the notes for cash at any time on or after November 20, 2011 at a redemption price equal to 100% of the principal amount of the notes being redeemed, plus accrued and unpaid interest, if any. Holders may require us to repurchase some or all of their notes for cash on each of November 15, 2011, 2016 and 2021 at a price equal to 100% of the principal amount of the notes being repurchased, plus accrued and unpaid interest, if any, in each case.

The notes will be convertible into (1) cash in an amount equal to the lesser of the principal amount of such notes and the conversion value of such notes on the conversion date and (2) cash or shares of our common stock or a combination of cash and shares of our common stock, at our option, to the extent such conversion value exceeds the principal amount of such notes. The initial conversion price for the notes is $9.70 per share, subject to adjustments for certain events. The initial conversion price is equivalent to a conversion rate of approximately 103.0928 shares per $1,000 principal amount of notes. Holders may surrender some or all of their notes for conversion at any time after May 15, 2026 and prior to maturity. In addition, holders may surrender some or all of their notes for conversion on or prior to May 15, 2026, if any of the following conditions is satisfied:

•        the price of our common stock reaches a specific threshold;

•        we have called the notes for redemption;

•        the trading price of the notes falls below certain thresholds;

•        we make certain significant distributions to the holders of our common stock; or

•        in connection with a transaction or event constituting a fundamental change.

Upon the occurrence of a fundamental change, holders may require us to repurchase some or all of their notes for cash at a price equal to 100% of the principal amount of the notes being repurchased, plus accrued and unpaid interest, if any. Also, if a fundamental change occurs on or prior to November 20, 2011, we may be required to increase the conversion rate for any notes converted in connection with such fundamental change by a specified number of shares of our common stock. The extent to which the conversion rate will be increased will be based on the price paid, or deemed to be paid, in respect of a share of our common stock in, and the effective date of, the fundamental change.

The notes will be our unsubordinated unsecured obligations and will rank equal in right of payment with all of our other existing and future unsubordinated unsecured obligations and will rank junior in right of payment to any of our future secured obligations to the extent of the value of the collateral securing such obligations. Our obligations under the notes will not be guaranteed by, and will be structurally subordinated in right of payment to all existing and future obligations of, our subsidiaries.

We have agreed, pursuant to a registration rights agreement, to file a shelf registration statement, of which this prospectus is a part, with the Securities and Exchange Commission with respect to resales of the notes and any common stock issuable upon conversion of the notes. In the event that we fail to comply with certain of our obligations under the registration rights agreement, we will be required to pay additional interest on the notes.

There is no established market for the notes. The selling security holders may sell the securities offered by this prospectus from time to time on any exchange on which the securities are listed on terms to be negotiated with buyers. They may also sell the securities in private sales or through dealers or agents. The selling security holders may sell the securities at prevailing market prices or at prices negotiated with buyers. The selling security holders will be responsible for any commissions due to brokers, dealers or agents. We will be responsible for all other offering expenses. We will not receive any of the proceeds from the sale by the selling security holders of the securities offered by this prospectus.

Our common stock is listed on the New York Stock Exchange under the symbol “KEM.” On February 27, 2007, the closing sale price of our common stock on the New York Stock Exchange was $7.69 per share. You are urged to obtain current market quotations for the common stock.

Our principal executive offices are located at KEMET Corporation, 2835 KEMET Way, Simpsonville, South Carolina 29681.

You should carefully read and consider the information under the heading “Risk Factors” beginning on page 7 and “Forward-Looking Statements” referred to on page iv of this prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

The date of this prospectus is              , 2007.

You should rely only on the information contained in this prospectus, any prospectus supplement and the documents we have incorporated by reference. We have not authorized anyone else to give you different information. These securities are not being offered in any state or other jurisdiction that does not permit the offer. We will disclose any material changes in our affairs in an amendment to this prospectus, a prospectus supplement or a future filing with the SEC incorporated by reference in this prospectus.

As used in this prospectus, the terms “KEMET,” “we,” “us” and “our” refer to KEMET Corporation and its subsidiaries unless otherwise indicated.

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we have filed with the SEC using a “shelf” registration process. This means the securities described in this prospectus may be offered and sold using this prospectus from time to time as described in the “Plan of Distribution.” You should carefully read this prospectus and the information described under the heading “Where You Can Find More Information and Incorporation of Certain Documents by Reference.” Under no circumstances should the delivery to you of this prospectus or any offering or sales made pursuant to this prospectus create any implication that the information contained in this prospectus is correct as of any time after the date of this prospectus.

WHERE YOU CAN FIND MORE INFORMATION
AND INCORPORATION BY REFERENCE

We file annual, quarterly and current reports, proxy and information statements and other information with the SEC pursuant to the Exchange Act. The SEC maintains an Internet site at http://www.sec.gov that contains those reports, proxy and information statements and other information regarding us. You may also inspect and copy those reports, proxy and information statements and other information at the Public Reference Room of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. You may also inspect and copy those reports, proxy and information statements and other information at the offices of the New York Stock Exchange at 20 Broad Street, New York, NY 10005, the exchange on which our common stock is listed.

We “incorporate by reference” information into this prospectus, which means that we are disclosing important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information in this prospectus. This prospectus incorporates by reference the documents set forth below that we previously filed with the SEC. These documents contain important information about us and are an important part of this prospectus.

The following documents that we have filed with the SEC (File No. 1-15491) are incorporated by reference into this prospectus:

•       Annual Report on Form 10-K for the fiscal year ended March 31, 2006, filed on June 14, 2006;

•       Quarterly Reports on Form 10-Q for the first quarter ended June 30, 2006, filed on August 8, 2006, for the second quarter ended September 30, 2006, filed on November 9, 2006 and for the third quarter ended December 31, 2006, filed on February 9, 2007;

•       Proxy Statement on Schedule 14A filed on June 26, 2006;

•       Current Reports on Form 8-K filed on April 20, 2006, May 9, 2006 (but only with respect to the information under Item 5.02 thereof), June 28, 2006, July 25, 2006, August 1, 2006, October 26, 2006 (but only with respect to the information under Item 2.03 thereof), October 27, 2006, November 3, 2006, November 17, 2006 and February 21, 2007; and

•       Description of our common stock contained in our registration statements on Form 8-A.

We hereby incorporate by reference all documents that we file pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and until our offering is completed into this prospectus and they will be a part of this prospectus from the date of the filing of the document. Any statement contained in a document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document that also is or is deemed to be incorporated by reference into this prospectus conflicts with, negates, modifies or supersedes that statement. Any statement that is modified or superseded will not constitute a part of this prospectus, except as modified or superseded.

We will provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus has been delivered, upon written or oral request, a copy of the indenture and registration rights agreement and any or all of the information incorporated by reference into this prospectus but not delivered herewith, other than the exhibits to those documents, unless the exhibits are specifically incorporated by reference into the information that this prospectus incorporates. You should direct a request for copies to us as follows:

KEMET Corporation
2835 Kemet Way
Simpsonville, SC 29681
Telephone: (864) 963-6300
Attention: Investor Relations

You can access electronic copies of our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K and all amendments to those reports, free of charge, on our website at http://www.kemet.com. Access to those electronic filings is available as soon as reasonably practicable after they are filed with, or furnished to, the SEC. We make our website content available for information purposes only. It should not be relied upon for investment purposes, nor is it incorporated by reference into this prospectus.

FORWARD-LOOKING STATEMENTS

This prospectus contains certain statements that are, or may be deemed to be, “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. All statements, other than statements of historical facts, included herein or incorporated herein by reference are forward-looking statements.

Included among forward-looking statements are those relating to, among other things:

•       fluctuations in prices and availability of raw materials, particularly tantalum powder, among others;

•       the success of integration of acquired businesses, including cost synergies expected therefrom, and the ability to make additional acquisitions or form strategic alliances;

•       economic conditions or market changes in certain market sectors in which we conduct business;

•       changes in the pricing environment for our products or competitive products;

•       success or timing of new product development;

•       foreign operations;

•       political, economic and social changes, or acts of terrorism or war;

•       success of productivity initiatives, including rationalizations, relocations or consolidations;

•       impact of changes in management;

•       costs of complying with environmental laws and regulations and potential settlement of contingent liabilities;

•       our business strategy, our business plans or any other plans, forecasts or objectives, any or all of which are subject to change;

•       any SEC or other governmental, regulatory or environmental inquiry or investigation;

•       anticipated legislative, governmental, regulatory, administrative or other public body actions, requirements, permits or decisions; and

•       other non-historical or future information.

These forward-looking statements are often identified by the use of terms and phrases such as “achieve,” “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “plan,” “project,” “propose,” “strategy” and similar terms and phrases. Although we believe that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus.

Our actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in “Risk Factors” beginning on page 6 of this prospectus and those risks discussed in our Annual Report on Form 10-K for the fiscal year ended March 31, 2006. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by these risk factors. These forward-looking statements are made as of the date of this prospectus. We assume no obligation to update or revise these forward-looking statements or provide reasons why actual results may differ.

SUMMARY

The summary highlights selected information contained elsewhere in or incorporated by reference into this prospectus and does not contain all of the information you need to consider in making your investment decision. This summary is qualified in its entirety by the more detailed information and consolidated financial statements and notes thereto incorporated by reference into this prospectus. You should read carefully this entire prospectus and such other information and should consider, among other things, the matters set forth in the section entitled “Risk Factors” before deciding to invest in the notes. In this prospectus, unless the context otherwise requires, “KEMET Corporation,” “KEMET,” the “Company,” “we,” “us” or “our” refer to KEMET Corporation and its subsidiaries.

Our Company

We are a leading manufacturer of tantalum capacitors, multilayer ceramic capacitors and solid aluminum capacitors. Capacitors are electronic components consisting of conducting materials separated by a dielectric, or insulating material, which allows a capacitor to interrupt the flow of electrical current. A capacitor functions to store, filter, and regulate electrical energy and current flow and is one of the essential passive components used on circuit boards. Virtually all electronic products and sub-assemblies contain capacitors, including communication systems, data processing equipment, personal computers, cellular phones, automotive electronic systems, military and aerospace systems, and consumer electronics. We strive to be the preferred capacitor supplier to the world’s most successful electronics original equipment manufacturers, electronics manufacturing services providers and electronics distributors.

We manufacture a broad line of capacitors, based upon primary raw material (tantalum, multilayer ceramic, and solid aluminum) and method of attachment (surface-mount or leaded). Most customers buy both tantalum and ceramic capacitors from us. We manufacture these types of capacitors in many different sizes and configurations. Our surface-mount capacitors are attached directly to the circuit board without lead wires while leaded capacitors are attached to the circuit board using lead wires.

Our customers’ choice of capacitor dielectric is driven by the engineering specifications and the application of the component product into which the capacitor is incorporated. Product design engineers in the electronics industry typically select capacitors on the basis of capacitance levels, size, and cost. Tantalum and ceramic capacitors are commonly used in conjunction with integrated circuits, and the same circuit may, and frequently does, contain both ceramic and tantalum capacitors. Generally, ceramic capacitors are more cost-effective at lower capacitance values, tantalum capacitors are more cost-effective at higher capacitance values, and solid aluminum capacitors can be more effective in special applications.

We believe that sales of surface-mount capacitors, including multilayer ceramic, tantalum, and solid aluminum capacitors will continue to grow more rapidly than other types of capacitors in both the United States and worldwide markets, because technological breakthroughs in electronics are regularly expanding the number and type of applications for these products.

We operate in two reporting segments: the Tantalum Business Unit (“Tantalum”) and the Ceramics Business Unit (“Ceramics”).

Tantalum Business Unit.   The Tantalum Business Unit, which produces tantalum and aluminum capacitors, operates in six manufacturing sites in the United States, Portugal, Mexico and China and maintains product innovation centers in the United States and Germany. Net sales for Tantalum increased by 17.7% during the fiscal year ended March 31, 2006 as compared to the fiscal year ended March 31, 2005 as sales units increased to 3.0 billion pieces in fiscal year 2006 from 2.2 billion pieces in fiscal year 2005. During fiscal years ended March 31, 2006, 2005 and 2004, net sales for the Tantalum Business Unit represented 59.6%, 58.4% and 60.6% of total net sales, respectively.

Ceramics Business Unit.   The Ceramics Business Unit, which produces ceramic capacitors, operates in three manufacturing sites in Mexico and China and maintains a product innovation center in the United States. Net sales for Ceramics increased by 11.8% during the fiscal year ended March 31, 2006 as compared to the fiscal year ended March 31, 2005 as sales units increased to 37.0 billion pieces in fiscal year 2006 from 31.4 billion pieces in fiscal year 2005. During fiscal years ended March 31, 2006, 2005 and 2004, net sales for the Ceramics Business Unit represented 40.4%, 41.6% and 39.4% of total net sales, respectively.

For the fiscal year ended March 31, 2006, we generated total net sales of $490.1 million, up 15.2% from $425.3 million in fiscal year 2005. In fiscal year 2006, total net sales were broken down geographically as follows: North America and South America (“Americas”) net sales were approximately 42.4% of total net sales, Asia and Pacific Rim (“APAC”) net sales were approximately 38.9% of total net sales, and Europe, Middle East and Africa (“EMEA”) net sales were approximately 18.7% of total net sales. During fiscal year 2006, we shipped approximately 40.1 billion capacitors as compared to 33.6 billion in fiscal year 2005.

Business Strategy

Our strategy is to use our position as a leading, high-quality manufacturer of capacitors to capitalize on the increasingly demanding requirements of our customers. Key elements of our strategy include to:

(1)   Ground all of our strategies and business decisions with a focus on both the short-term and long-term financial impact of a particular decision or strategy—a profitable company is best able to effectively serve its customers and, in turn, its shareholders, partners and employees.

(2)   Continue to be responsive to customers’ needs and requirements and show them that their satisfaction is our number one priority by focusing on building products around their needs, giving decision making authority to customer facing personnel and providing purpose built systems and processes such as our Easy-To-Buy-From, or ETBF, order entry system to make order entry and fulfillment easier, faster, more flexible and more reliable for our customers.

(3)   Leverage our technological competence to introduce new products in a timely and cost efficient manner and generate an increasing portion of our sales from new products to improve financial performance as well as to meet our customers’ varied and evolving capacitor needs. In fiscal year 2006 we released over 1,000 new products, 114 of which were first to market (which is a product not currently supplied by any competitor).

(4)   Continue to become the “Capacitance Company”—the supplier of choice for all capacitance needs including tantalum, ceramic, and solid aluminum capacitors so our customers can reap the benefits of being able to satisfy their varied capacitor product needs through one supplier. While we believe we have the most complete line of capacitor technologies across these primary capacitor types, we intend to continue to research other capacitance technologies and solutions in order to remain at the forefront of this area.

(5)   Pursue activities to maintain our position as a low-cost producer of capacitors with facilities close to our customers. These activities include shifting production to low cost locations; reducing material and labor costs; developing more cost-efficient manufacturing equipment and processes; designing manufacturing plants for more efficient production; and reducing work-in-process (WIP) inventory by building products from start to finish in one factory.

(6)   Continue to evaluate and pursue strategic acquisition opportunities, some of which may be significant in size, that would enable us to enhance our competitive position and expand our market presence. Our objective is to acquire complementary capacitor and other related businesses, including those involved in other passive components that are synergistic with our customer base and provide opportunities to leverage our business model.

(7)   Promote the KEMET brand globally by highlighting the high quality and high reliability of our products and our superior customer service. We intend to continue to implement Lean and Six Sigma methods to drive towards zero product defects so that quality remains a given in the minds of our customers.

The Offering

This prospectus covers the resale of up to $175,000,000 aggregate principal amount of the notes and the shares of our common stock issuable upon conversion of the notes. We issued and sold $175,000,000 aggregate principal amount of the notes on November 1, 2006 and November 13, 2006 in a private placement to Credit Suisse Securities (USA) LLC and Deutsche Bank Securities Inc., which we refer to as the “initial purchasers.” The summary below describes the principal terms of the note and the common stock issuable upon conversion of the notes. Certain of the terms and conditions described below are subject to important limitations and exceptions.

The “Description of the Notes” section of this prospectus contains a more detailed description of the terms of the notes.

Issuer	KEMET Corporation.
Notes Offered	$175,000,000 aggregate principal amount of 2.25% Convertible Senior Notes due 2026.
Common Stock Offered	The shares of our common stock, $0.01 par value per share, issuable upon conversion of the notes.
Maturity Date	November 15, 2026.
Interest Payment Dates	May 15 and November 15 of each year, beginning on May 15, 2007.
Interest	2.25% per annum, payable semiannually, in arrears. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.
Guarantees	The notes will not be guaranteed.
Ranking	The notes will be our unsubordinated unsecured obligations and will:
• rank equal in right of payment with all of our other existing and future unsubordinated unsecured obligations;
• rank junior in right of payment to any of our future secured obligations to the extent of the value of the collateral securing such obligations; and
• be structurally subordinated in right of payment to all existing and future obligations of our subsidiaries.

Conversion

The notes will be convertible, into (1) cash in an amount equal to the lesser of the principal amount of such notes and the conversion value of such notes on the conversion date and (2) cash or shares of our common stock or a combination of cash and shares of our common stock, at our option, to the extent such conversion value exceeds the principal amount of such notes, under the conditions described herein. The initial conversion price for the notes is $9.70 per share, subject to adjustments for certain events. The initial conversion price is equivalent to a conversion rate of approximately 103.0928 shares per $1,000 principal amount of notes.

A holder may surrender some or all of its notes for conversion at any time after May 15, 2026 and prior to maturity. In addition, a holder may surrender some or all of its notes for conversion on or prior to May 15, 2026 if any of the following conditions is satisfied:

•  During any fiscal quarter, if the closing sale price of our common stock for at least 20 trading days in the period of 30 consecutive trading days ending on the last trading day of the preceding fiscal quarter exceeds 130% of the conversion price per share on such last trading day;

• We have called the notes for redemption;
• The average of the trading prices of the notes for any five consecutive trading day period is less than 98% of the average of the conversion values of the notes during that period;
• We make certain significant distributions to the holders of our common stock; or
• In connection with a transaction or event constituting a fundamental change.
See “Description of the Notes—Conversion of Notes—Conversion Conditions.”

Except as described in “Description of the Notes—Conversion of Notes,” upon any conversion, holders will not receive any separate cash payment representing accrued and unpaid interest or additional interest.

Optional Redemption

At any time on or after November 20, 2011, we may redeem some or all of the notes for cash at a redemption price equal to 100% of the principal amount of the notes being redeemed, plus accrued and unpaid interest, if any, to, but not including, the redemption date.

Purchase at Holder’s Option

A holder may require us to repurchase some or all of its notes for cash upon the occurrence of a fundamental change and on each of November 15, 2011, 2016 and 2021 at a price equal to 100% of the principal amount of the notes being repurchased, plus accrued and unpaid interest, if any, in each case to, but not including, the repurchase date. See “Description of the Notes—Repurchase of Notes at the Option of Holders Upon a Fundamental Change” and “Description of the Notes—Repurchase at the Option of Holders.”

Conversion Rate Adjustment upon a Fundamental Change

If a fundamental change occurs on or prior to November 20, 2011, we may be required to increase the conversion rate for any notes converted in connection with such fundamental change by a specified number of shares of our common stock.

The extent to which the conversion rate will be increased will be based on the price paid, or deemed to be paid, in respect of a share of our common stock in, and the effective date of, the fundamental change. A description of how the conversion rate will be increased and tables showing the conversion rate that would apply at various stock prices and fundamental change effective dates are set forth under “Description of the Notes—Conversion of Notes—Increase of Conversion Rate Upon Certain Fundamental Changes.”

Sinking Fund	None.
Use of Proceeds	We will not receive any proceeds from the sale by any selling security holder of the notes or our common stock issuable upon conversion of the notes.
Registration Rights

Under a registration rights agreement that we entered into with the initial purchasers in connection with the initial placement of the notes, we have filed a shelf registration statement, of which this prospectus is a part, with the SEC. In the event that we fail to comply with certain of our obligations, we will be required to pay additional interest to the holders. See “Description of the Notes—Registration Rights.”

Trustee and Paying Agent	Wilmington Trust Company.
DTC Eligibility

The notes were issued in book-entry form and are represented by permanent global certificates deposited with, or on behalf of, The Depository Trust Company, or DTC, and registered in the name of a nominee of DTC. Beneficial interests in any of the notes are shown on, and transfers will be effected only through, records maintained by DTC or its nominee, and any such interest may not be exchanged for certificated securities, except in limited circumstances. See “Description of the Notes—Book-Entry Delivery and Form.”

Listing and Trading	Our common stock is listed on the New York Stock Exchange under the symbol “KEM.” The notes are not listed on any securities exchange or included on any automatic quotation system.
Governing Law	The indenture and the notes are governed by, and construed in accordance with, the laws of the State of New York.

Risk Factors

See “Risk Factors” beginning on page 7 of this prospectus for a discussion of certain factors that you should carefully consider before investing in the notes.

RISK FACTORS

An investment in the notes and our common stock involves risks. You should carefully consider the following risks, as well as those risks discussed in our Annual Report on Form 10-K, our Quarterly Reports on Form 10-Q and our Current Reports on Form 8-K and the other information contained in this prospectus. If any of the following risks actually occurs, our business, and your investment in the notes, could be negatively affected. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us, or that we currently see as immaterial, may also negatively affect us and your investment in the notes.

Risks Relating to the Notes and Our Common Stock

Our subsidiaries may not be able to make payments to us, which could cause us to be unable to service our indebtedness, including the notes.

We derive a substantial portion of our operating income from our subsidiaries. An important source of cash to pay principal and interest on our indebtedness, including the notes, is from cash distributions, dividends and other payments from our subsidiaries. The payment of dividends by our subsidiaries is subject to the declaration of dividends by those subsidiaries’ boards, and our subsidiaries are not obligated to pay dividends. Our subsidiaries’ ability to make such payments may also be restricted by, among other things, applicable laws and regulations and future credit agreements into which our subsidiaries may enter.

Rating agencies may provide unsolicited ratings on the notes that could reduce the market value or liquidity of the notes and our common stock.

We have not requested a rating of the notes from any rating agency and we do not anticipate that the notes will be rated. However, if one or more rating agencies rates the notes and assigns the notes a rating lower than the rating expected by investors, or reduces their rating in the future, the market price or liquidity of the notes and our common stock could be harmed.

The adjustment to increase the conversion rate for notes converted in connection with a fundamental change may not adequately compensate holders for the lost option time value of their notes as a result of such fundamental change and may not be enforceable.

If a fundamental change occurs on or prior to November 20, 2011, we may be required to increase the conversion rate for any notes converted in connection with such fundamental change. The extent to which the conversion rate will be increased will be based on the date on which the fundamental change becomes effective and the price paid, or deemed to be paid, in respect of a share of our common stock in the fundamental change as described under “Description of the Notes—Conversion of Notes—Increase of Conversion Rate Upon Certain Fundamental Changes.” While this adjustment is designed to compensate you for the lost option time value of your notes as a result of a fundamental change, the adjustment is only an approximation of such lost value and may not adequately compensate you for such loss. In addition, if the price paid, or deemed to be paid, in respect of a share of our common stock in connection with such fundamental change is less than $7.46 or more than $30.00 (subject to adjustment), we will not increase the conversion rate in connection with such fundamental change. Furthermore, our obligation to make the adjustment could be considered a penalty, in which case the enforceability thereof would be subject to general principles of reasonableness of economic remedies.

There is no public market for the notes, which could limit their market price or the ability to sell them for an amount equal to or higher than the price paid by buyers.

There is no established trading market for the notes. Consequently, the notes will be relatively illiquid, and you may be unable to sell your notes. We do not intend to apply for a listing of the notes on any securities exchange or to arrange for quotation on any automated dealer quotation system. We cannot assure you that a market will develop for the notes or that you will be able to sell your notes. If any of the notes are traded after you purchase them, they may trade at a discount from your purchase price. Future trading prices of the notes will depend on many factors, including prevailing interest rates, the market for similar securities, the price of our underlying common stock, general economic conditions and our financial condition, performance and prospects. Certain of the initial purchasers have advised us that they intend to make a market in the notes, but they are not obligated to do so. The initial purchasers may terminate their market making activities at any time, in their sole discretion, which could negatively impact your ability to sell the notes or the prevailing market price at the time you choose to sell.

We may not be able to repurchase the notes upon a fundamental change or upon the exercise of your option to require us to repurchase the notes, or pay you cash upon conversion of your notes.

Upon the occurrence of a fundamental change, and on November 15, 2011, 2016 and 2021, you will have the right to require us to repurchase your notes at a price in cash equal to 100% of the principal amount of the notes you have selected to be repurchased plus accrued and unpaid interest, if any, to, but not including, the repurchase date. In addition, upon a conversion, we will be required to make a cash payment to you. Any future credit agreement or other agreements relating to indebtedness to which we become a party may contain similar provisions. In the event that we experience a fundamental change that results in us having to repurchase the notes offered hereby or upon the exercise of your option to require us to repurchase the notes, or upon your conversion of the notes, we may not have sufficient financial resources to satisfy all of our obligations under the notes and our other debt instruments. Our failure to make the fundamental change offer, to pay the fundamental change repurchase price when due, to make payments upon the exercise of your option to require us to repurchase the notes or to pay cash to you upon your conversion of notes, would result in a default under the indenture governing the notes. In addition, the fundamental change feature of the notes does not cover all corporate reorganizations, mergers or similar transactions and may not provide you with protection in a highly leveraged transaction. See “Description of the Notes—Repurchase of Notes at the Option of Holders Upon a Fundamental Change” and “Description of the Notes—Consolidation, Merger and Sale of Assets.”

The price of our common stock may experience volatility in the future and the issuance of substantial amounts of our common stock could adversely affect the price of our common stock and, thus, the price of the notes. Additionally, the price of our common stock will impact the price of the notes.

Subject to certain conditions, the notes will be convertible into cash or both cash and shares of our common stock and the number of shares into which the notes may be partially converted will depend on the market price of our common stock. The market price of our common stock may experience high volatility in the future, and the broader stock market from time to time experiences significant price and volume fluctuations. This volatility has and may continue to affect the market prices of securities issued by many companies for reasons unrelated to their operating performance and may adversely affect the price of our common stock in a similar fashion. In addition, our announcements of our quarterly operating results or other company-specific events, changes in general conditions in the economy or the financial markets, changes in outlook, estimates or coverage of us by research analysts and other developments affecting us or our competitors could also cause the market price of our common stock to fluctuate substantially. The trading price of the notes is expected to be affected significantly by the price of our common stock.

In addition, the issuance of substantial amounts of our common stock, including any common stock issuable upon conversion of the notes, could adversely impact its price. In the future, we may sell additional shares of our common stock to raise capital. In addition, a substantial number of shares of our common stock is reserved for issuance upon the exercise of stock options and upon conversion of the notes. As of December 31, 2006, approximately 4.7 million shares of our common stock were reserved for issuance for outstanding stock options. We cannot predict the size of future issuances or the effect, if any, that they may have on the market price of our common stock. The issuance and sales of substantial amounts of common stock, or the perception that such issuances and sales may occur, could adversely affect the market price of our common stock and the trading price of the notes.

The price of our common stock could also be affected by possible sales of our common stock by investors who view the notes as a more attractive means of equity participation in us and by hedging or arbitrage trading activity that may develop involving our common stock. The hedging or arbitrage could, in turn, affect the trading prices of the notes.

Conversion of the notes may affect the trading price of our common stock.

The conversion of some or all of the notes and any sales in the public market of our common stock issued upon such conversion could adversely affect the market price of our common stock. In addition, the existence of the notes may encourage short selling by market participants because the conversion of the notes could depress our common stock price.

Upon conversion of the notes, converting holders will receive cash or a combination of cash and shares of our common stock. Therefore, holders of the notes may receive no shares of our common stock or fewer shares than they may expect.

To satisfy our conversion obligation to holders, we will deliver cash in an amount equal to the lesser of the principal amount of the notes and the conversion value of the notes. To the extent the conversion value is greater than the principal amount of the notes, any remaining amounts shall be satisfied, at our option, in cash, shares of our common stock or a combination of both. Accordingly, upon conversion of a note, holders may not receive any shares of common stock, or they might receive fewer shares of common stock than they may expect.

If you hold notes, you will not be entitled to any rights with respect to our common stock, but you will be subject to all changes made with respect to our common stock.

You will have rights with respect to our common stock only if and when we deliver shares of common stock to you upon conversion of your notes and, in limited cases, under the conversion rate adjustments applicable to the notes. For example, in the event that an amendment is proposed to our articles of incorporation or by-laws requiring stockholder approval and the record date for determining the stockholders of record entitled to vote on the amendment occurs prior to delivery of common stock to you, you will not be entitled to vote on the amendment, although you will nevertheless be subject to any changes in the powers, preferences or special rights of our common stock. Similarly, if we declare a dividend, you will only be entitled to the conversion rate adjustment, if any, provided for under “Description of the Notes—Conversion of Notes—Conversion Rate Adjustments.”

Certain provisions of our restated certificate of incorporation, by-laws and the Delaware General Corporation Law may have possible anti-takeover effects.

Some of the provisions of our restated certificate of incorporation, by-laws and Delaware law could discourage, delay or prevent an acquisition of our business at a premium price. In particular, our by-laws permit the board of directors to increase its own size and fill the resulting vacancies.

In addition, Section 203 of the Delaware General Corporation Law imposes restrictions on mergers and other business combinations between us and any holder of 15% or more of our common stock.

You should consider the U.S. federal income tax consequences of owning the notes.

Investors should be aware that the conversion of notes into either cash only or a combination of cash and shares of our common stock may be taxable at the time of such conversion (or subject to alternative treatment different from that of conventional convertible debt instruments). These consequences may be materially different from the consequences that may be expected by investors in considering other convertible debt investments. Investors considering the purchase of notes are urged to consult with their own tax advisors concerning such consequences and the potential impact in their particular circumstances. The material U.S. federal income tax consequences of the purchase, ownership and disposition of the notes are summarized in this prospectus under the heading “Certain United States Federal Income Tax Consequences.”

You may have to pay taxes with respect to distributions on the common stock that you do not receive.

The conversion price of the notes is subject to adjustment for certain events arising from stock splits and combinations, stock dividends, certain cash dividends and certain other actions by us that modify our capital structure. Please read “Description of the Notes—Conversion of Notes—Conversion Rate Adjustments.”  If the conversion price is adjusted as a result of a distribution that is taxable to the holders of our common stock, such as a cash dividend, you may be required to include an amount in income for federal income tax purposes, notwithstanding the fact that you do not receive such distribution. In addition, non-U.S holders (as defined in “Certain United States Federal Income Tax Consequences”) of the notes may, in certain circumstances, be deemed to have received a distribution subject to U.S. federal withholding tax requirements, which we may set off against cash payments of interest payable on the notes. See “Certain United States Federal Income Tax Consequences.”

The contingent conversion features of the notes could result in your receiving less than the value of the common stock upon which the conversion values would otherwise be based.

Except during the final six months prior to the maturity date of the notes, the notes are convertible only if specified conditions are met. If the specific conditions for conversion are not met prior to May 15, 2026, you may not be able to receive the conversion value prior to such date. Therefore, you may not be able to realize the appreciation, if any, in the value of our common stock after the issuance of the notes in this offering and prior to such date.

The notes are not protected by restrictive covenants.

The indenture governing the notes does not contain any financial or operating controls or restrictions on the payment of dividends, the incurrence of indebtedness or the issuance or repurchase of securities by us or any of our subsidiaries. For example, the indenture does not restrict our ability in the future to enter into new credit facilities that may be secured and, accordingly, effectively senior to the notes. The indenture contains no covenants or other provisions to afford protection to holders of the notes in the event of a change in control involving us, except to the extent described under “Description of the Notes.”

The notes are unsecured and, therefore, are effectively subordinated to any of our secured indebtedness that we may incur in the future.

The notes are not secured by any of our assets or those of our subsidiaries. As a result, the notes will be effectively subordinated to any secured indebtedness that we may incur in the future. In the event of our insolvency, bankruptcy, liquidation, reorganization, dissolution or winding up, or upon acceleration of the notes due to an event of default under the indenture and in certain other events, our assets will be available to pay obligations on the notes only after all obligations on our secured debt have been satisfied.

As a result, there may not be sufficient assets remaining to pay amounts due on any or all of the outstanding notes.

The notes will be structurally subordinated to all liabilities of our current and future subsidiaries.

The notes will be structurally subordinated to indebtedness and other liabilities of our subsidiaries. In the event of a bankruptcy, liquidation or reorganization of any of our subsidiaries, these subsidiaries will pay the holders of their debts, holders of preferred equity interests and their trade creditors before they will be able to distribute any of their assets to us. In addition, even if we were a creditor of any of our subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of our subsidiaries and any indebtedness of our subsidiaries senior to that held by us. Accordingly, holders of the notes are structurally subordinated to the claims of our subsidiaries’ creditors, including trade creditors, to the extent of the assets of the indebted subsidiary. This subordination could adversely affect our ability to pay our obligations on the notes. As of December 31, 2006, our subsidiaries had approximately $62.4 million of outstanding indebtedness and other liabilities (excluding intercompany liabilities and liabilities of the type not required to be reflected on a balance sheet in accordance with generally accepted accounting principles) to which the notes would be structurally subordinated.

Risks Relating to Our Business

Cyclical changes in the electronics industry could result in significant fluctuations in demand for our products, impacting our profitability.

Our products are used in the electronics industry, which is a highly cyclical industry. The demand for capacitors tends to reflect the demand for products in the electronics markets. Our customers’ requirements for our capacitors fluctuate as a result of changes in general economic activity or other general economic events beyond our control and other factors that affect the demand for their products. During periods of increasing demand for their products, they typically seek to increase their inventory of our products to avoid production bottlenecks. We may not be able to meet our customers’ requirements during periods of increases in demand which could cause them to use other suppliers for their needs which were previously met by us. When demand for their products peaks and begins to decline, they may rapidly decrease orders for our products while they use up accumulated inventory. Business cycles vary somewhat in different geographical regions and within customer industries.

We must consistently reduce the total costs of manufacturing our products to combat the impact of downward price trends.

Our industry is intensely competitive and prices for existing products tend to decrease steadily over their life cycles. There is substantial and continuing pressure from customers to reduce the total cost of using our parts. To remain competitive, we must achieve continuous cost reductions through process and product improvements.

We must also be in a position to minimize our customers’ shipping and inventory financing costs and to meet their other goals for rationalization of supply and production. Our growth and the profit margins of our products will suffer if our competitors are more successful in reducing the total cost to customers of their products than we are. We must also continue to introduce new products that offer performance advantages over our existing products and can thereby achieve premium prices, offsetting the price declines in our older products.

An increase in the cost of our principal raw materials could adversely affect profitability.

The principal raw materials used in the manufacture of our products are tantalum powder, palladium and silver. These materials are considered commodities and are subject to price volatility. Tantalum powder is primarily purchased under annual contracts, while palladium and silver are primarily purchased on the spot and forward markets, depending on market conditions. For example, if we believe that palladium and silver prices are likely to rise, we may purchase a significant amount of our annual requirements on a forward delivery basis. While the financial impact of these decisions are short-term in nature given that we are not currently party to any long-term supply agreements, they could impact our financial performance from period to period given that we do not hedge any of our raw material exposure and we are not likely to be able to pass on to our customers any fluctuations in our raw material costs. Additionally, any delays in obtaining raw materials for our products could hinder our ability to manufacture our products, negatively impacting our competitive position and our relationships with our customers.

Presently three suppliers process tantalum ore into capacitor-grade tantalum powder. Our management believes that the tantalum we require has generally been available in sufficient quantities to meet our requirements and that there are a sufficient number of tantalum processors relative to foreseeable demand. However, the limited number of tantalum powder suppliers could lead to increases in tantalum prices that we may not be able to pass on to our customers. In fiscal year 2001, for instance, the increase in demand for tantalum capacitors led to tight supplies of tantalum raw material and some tantalum powders resulting in prices increasing from under $50 per pound early in calendar 2000 to over $300 per pound in calendar 2001.

Palladium is presently found primarily in South Africa and Russia. Although the palladium we require has generally been available in sufficient quantities, the limited number of palladium suppliers could lead to significant price fluctuations. For instance, in fiscal year 2001 the price of palladium fluctuated between $554 and $1,090 per troy ounce. Such price increases and our inability to pass them on to our customers could have an adverse effect on our profitability.

Silver has generally been available in sufficient quantities, and we believe there are a sufficient number of suppliers from which we can purchase our silver requirements. An increase in the price of silver that we were not able to pass on to our customers, however, could have an adverse affect on our profitability.

We face intense competition in our business.

The capacitor business is highly competitive worldwide, with low transportation costs and few import barriers. Competition is based on factors such as product quality and reliability, availability, customer service, timely delivery and price. The industry has become increasingly concentrated and globalized in recent years, and our primary U.S. and non-U.S. competitors, some of which are larger than we are, have significant financial resources. The greater financial resources or the lower amount of debt of such competitors may enable them to commit larger amounts of capital in response to changing market conditions. Some competitors may also have the ability to use profits from their other operations to subsidize losses sustained in their businesses with which we compete. Certain competitors may also develop product or service innovations that could put us at a disadvantage.

We may not be able to successfully integrate the EPCOS tantalum business unit or any future acquisitions with our operations or identify attractive acquisition opportunities in the future.

Because the markets and industries in which we operate are highly competitive, and due to the inherent uncertainties associated with the integration of acquired companies, we may not be able to integrate the EPCOS tantalum business unit without encountering difficulties including, without limitation, the loss of key employees and customers, the disruption of the ongoing businesses and possible inconsistencies in standards, controls and procedures. In addition, we may not be able to achieve the expected cost synergies from our purchase of the EPCOS tantalum business unit and we may incur higher than anticipated integration or restructuring costs associated with it.

Our business strategy includes growth through select acquisitions of other businesses. A portion of the proceeds from the sale of the notes may be used to fund such acquisitions. However, acquisition opportunities may not be available and may be unattractively priced because of competition or other factors. In addition, we may be unable to fund an acquisition opportunity. Even if we are able to make acquisitions, we may be unable to successfully integrate such acquisitions into our existing operations and operational difficulties or diminished financial performance may result or a disproportionate amount of our management’s attention may be diverted. Even if we are successful in integrating any future acquisitions, we may not derive the benefits, such as operational, cost or administrative synergies, that we expected.

We manufacture many of our capacitors in Portugal, Mexico and China and future political or regulatory changes in any of these countries could adversely affect our profitability.

Although we have not experienced significant problems conducting operations in Portugal, Mexico or China, our international operations are subject to a number of special risks, in addition to the same risks as our domestic business, including currency exchange rate fluctuations, differing protections of intellectual property, trade barriers, labor unrest, exchange controls, regional economic uncertainty, differing (and possibly more stringent) labor regulation, risk of governmental expropriation, domestic and foreign customs and tariffs, current and changing regulatory regimes, differences in the availability and terms of financing, political instability and potential increases in taxes. These factors could impact our production capability or adversely affect our results of operations or financial condition.

Losing the services of our executive officers or our other highly qualified and experienced employees or our inability to continue to attract and retain additional qualified personnel could harm our business.

Our success depends upon the continued contributions of our executive officers and certain other employees, many of whom have many years of experience with KEMET and would be extremely difficult to replace. We must also attract and retain experienced and highly skilled engineering, sales and marketing and managerial personnel. Competition for qualified personnel is intense in our industry, and we may not be successful in hiring and retaining these people. If we lose the services of our executive officers or our other highly qualified and experienced employees, or cannot attract and retain other qualified personnel, our business could suffer through less effective management due to loss of accumulated knowledge of our business or through less successful products due to a reduced ability to design, manufacture and market our products.

Environmental laws and regulations could limit our ability to operate as we are currently operating and could result in additional costs.

We are subject to a variety of U.S. federal, state and local, as well as foreign, environmental laws and regulations relating, among other things, to wastewater discharge, air emissions, handling of hazardous materials, disposal of solid and hazardous wastes, and remediation of soil and groundwater contamination. We use a number of chemicals or similar substances, and generate wastes, that are classified as hazardous. We require environmental permits to conduct many of our operations. Violations of environmental laws and regulations could result in substantial fines, penalties, and other sanctions. Changes in environmental laws or regulations (or in their enforcement) affecting or limiting, for example, our chemical uses, certain of our manufacturing processes, or our disposal practices, could restrict our ability to operate as we are currently operating, impose additional costs or otherwise cause delays in the delivery of our products to our customers, thereby damaging our relationships with them. In addition, we may experience releases of certain chemicals or discover existing contamination, which could cause us to incur material cleanup costs or other damages.

We must continue to develop innovative products to maintain our relationships with our customers and to offset potential price erosion in older products.

While most of the fundamental technologies used in the passive components industry have been available for a long time, the market is nonetheless typified by rapid changes in product designs and technological advances allowing for better performance, smaller size and/or lower cost. New applications are frequently found for existing technologies, and new technologies occasionally replace existing technologies for some applications or open up new business opportunities in other areas of application. We believe that successful innovation is critical for maintaining profitability in the face of potential erosion of selling prices for existing products and to ensure the flow of new products and robust manufacturing processes that will keep us at the forefront of our customers’ product designs.   Non-customized commodity products are especially vulnerable to price pressure, but customized products have also experienced price pressure in recent years. Developing and marketing new products requires start-up costs that may not be recouped if these products or production techniques are not successful. There are numerous risks inherent in product development, including the risks that we will be unable to anticipate the direction of technological change or that we will be unable to develop and market new products and applications in a timely fashion to satisfy customer demands. If this occurs, we could lose customers and experience adverse effects on our results of operations.

We may not achieve the expected benefits of our Enhanced Strategic Plan or other restructuring plans we have or may adopt in the future.

In July 2003, we announced our Enhanced Strategic Plan to improve our position as a global leader in passive electronic technologies. Pursuant to the plan, we reorganized our operations around the world. Several of our facilities were relocated based on access to key customers, access to key technical resources and knowledge, and availability of low-cost resources. We have also undertaken several other restructuring actions over the last several years to reduce our costs and to make our operations more efficient. We anticipate two remaining moves associated with the Enhanced Strategic Plan, which are scheduled to be completed by June 30, 2007, and also expect additional actions related to our acquisition of the EPCOS tantalum business unit. To the extent we are unsuccessful in realizing the goals of any or all of these initiatives, we will not be able to achieve our anticipated operating results. Additionally, to the extent we embark on additional restructuring or repositioning programs, such initiatives may be unsuccessful and we may not achieve the expected benefits therefrom, though it is likely we would incur additional costs.

OTHER DATA

Numerical figures included in this prospectus have been subject to rounding adjustments. Accordingly, numerical figures shown as totals in various tables may not be arithmetic aggregations of the figures that precede them.

TRADEMARKS

KEMETTM and KEMET CHARGEDTM are trademarks of KEMET Corporation.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our unaudited consolidated ratio of earnings to fixed charges for the five years ended March 31, 2006 and for the nine months ended December 31, 2006. For the purpose of calculating the ratio of earnings to fixed charges, “earnings” consists of income before income taxes plus interest expense plus an estimated interest component in net rental expense” and “fixed charges” consist of interest expense plus an estimated interest component in net rental expense.”

Fiscal year Ended March 31,					Nine Months ended December 31,
2002	2003	2004	2005	2006	2006
(4.28)x	(11.05)x	(20.18)x	(21.04)x	(0.55)x	2.55x

PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

As of December 31, 2006, there were 83,733,980 shares of our common stock outstanding, held by approximately 285 holders of record. Our common stock is traded on the New York Stock Exchange under the symbol “KEM”.

The following table sets forth, for the periods indicated, the high and low sales price for shares of our common stock, as reported on the New York Stock Exchange for our two most recent fiscal years and the subsequent interim period. The closing sales price of our common stock on the New York Stock Exchange on February 27, 2007 was $7.69 per share.

	Price Ranges
	High	Low
Fiscal year ended March 31, 2007
Fourth Quarter (through February 27)	$8.27	$6.81
Third Quarter	8.53	6.93
Second Quarter	9.33	7.45
First Quarter	11.58	7.92
Fiscal year ended March 31, 2006
Fourth Quarter	$9.64	$7.14
Third Quarter	8.82	6.48
Second Quarter	8.72	6.23
First Quarter	7.90	6.09
Fiscal year ended March 31, 2005
Fourth Quarter	$9.01	$7.70
Third Quarter	9.35	7.44
Second Quarter	12.25	7.80
First Quarter	15.11	10.80

We have not declared or paid any cash dividends on our common stock since our initial public offering in October 1992. We do not anticipate paying dividends in the foreseeable future.

USE OF PROCEEDS

The securities to be offered and sold using this prospectus will be offered and sold by the selling security holders named in this prospectus or in any supplement to this prospectus. We will not receive any proceeds from the sale of securities or conversion of the notes. The shares of our common stock offered by this prospectus are those shares issuable upon conversion of the notes.

SELLING SECURITY HOLDERS

On November 1, 2006 and November 13, 2006, we issued and sold $175,000,000 aggregate principal amount of the notes in a private placement to Credit Suisse Securities (USA) LLC and Deutsche Bank Securities Inc. (which we sometimes refer to as the “initial purchasers” in this prospectus). The initial purchasers have advised us that they resold all of the notes in transactions exempt from the registration requirements of the Securities Act, to “qualified institutional buyers” (as defined in Rule 144A under the Securities Act) in compliance with Rule 144A. The selling security holders, which term includes their transferees, pledgees, donees and successors, may from time to time offer and sell pursuant to this prospectus any and all of the notes and the shares of our common stock issuable upon conversion of the notes.

The notes and shares of our common stock to be issued upon conversion of the notes are being registered pursuant to a registration rights agreement between us and the initial purchasers. In that agreement, we undertook to file a registration statement with regard to the notes and shares of our common stock issuable upon conversion of the notes and, subject to certain exceptions, to keep that registration statement effective for up to two years. The registration statement to which this prospectus relates is intended to satisfy our obligations under that agreement.

The selling security holders named below have advised us that they currently intend to sell the notes and shares of our common stock set forth below pursuant to this prospectus. Additional selling security holders may choose to sell notes and shares of our common stock from time to time upon notice to us. Except as noted in the table below, the selling security holders named below have not, within the past three years, held any position, office or other material relationship with us or any of our predecessors or affiliates.

Unless the securities were purchased pursuant to this registration statement, before a security holder not named below may use this prospectus in connection with an offering of securities, this prospectus will be amended to include the name and amount of notes and common stock beneficially owned by the selling security holder and the amount of notes and common stock to be offered.

Any amended prospectus will also disclose whether any selling security holder selling in connection with that amended prospectus has held any position, office or other material relationship with us or any of our predecessors or affiliates during the three years prior to the date of the amended prospectus.

The following table is based solely on information provided by the selling security holders. This information represents the most current information provided to us, as of February   , 2007, by the selling security holders.

Name of Holder	Amount of Notes Beneficially Owned	Percentage of Notes Beneficially Owned	Amount of Notes to be Sold ($)(1)	Number of Shares of Common Stock Beneficially Owned(2)	Number of Shares of Common Stock that may be Sold(2)	Number of Shares of Common Stock Upon Completion of Offering(1)
ACE Tempest Reinsurance Ltd.	$690,000	*	$690,000	71,134	71,134	0
AHFP Context	630,000	*	630,000	64,948	64,948	0
Altma Fund SICAV Plc. in respect of the Grafton Sub Fund	1,730,000	*	1,730,000	178,350	178,350	0
BP Amoco PLC Master Trust	312,000	*	312,000	32,165	32,165	0
CALAMOS Market Neutral Income Fund—CALAMOS Investment Trust	3,000,000	1.71%	3,000,000	309,278	309,278	0
CASAM Context Offshore Advantage Fund Limited	1,000,000	*	1,000,000	103,093	103,093	0
Cheyne Fund LP	548,000	*	548,000	56,495	56,495	0
Cheyne Leverage Fund LP	452,000	*	452,000	46,598	46,598	0
Chrysler Corporation Master Retirement Trust(3)	3,120,000	1.78%	3,120,000	321,650	321,650	0
The City of Southfield Fire & Police Retirement System	11,000	*	11,000	1,134	1,134	0
CNH CA Master Account, L.P.	4,000,000	2.29%	4,000,000	412,371	412,371	0
Context Advantage Master Fund, L.P.	6,090,000	3.48%	6,090,000	627,835	627,835	0
CQS Convertible and Quantitative Strategies Master Fund Limited	6,000,000	3.43%	6,000,000	618,557	618,557	0
Credit Suisse Securities (USA) LLC(3)	11,500,000	6.57%	11,500,000	1,185,567	1,185,567	0
Delaware Public Employees’ Retirement System(3)	1,755,000	1.00%	1,755,000	180,928	180,928	0
Delta Air Lines Master Trust—CV(3)	560,000	*	560,000	57,732	57,732	0
Delta Pilots Disability & Survivorship Trust—CV(3)	375,000	*	375,000	38,660	38,660	0
Finch Tactical Plus Class B	290,000	*	290,000	29,897	29,897	0
F.M. Kirby Foundation, Inc.(3)	555,000	*	555,000	57,217	57,217	0
Fore Convertible Master Fund, Ltd.	4,654,000	2.66%	4,654,000	479,794	479,794	0
Fore ERISA Fund, Ltd.	446,000	*	446,000	45,979	45,979	0
Grace Convertible Arbitrage Fund, Ltd.	5,500,000	3.14%	5,500,000	567,010	567,010	0
Harvest Capital, L.P.	217,000	*	217,000	22,371	22,371	0

Harvest Offshore Investors Ltd.	415,000	*	415,000	427,835	427,835	0
HBK Master Fund L.P.(3)	10,000,000	5.71%	10,000,000	1,030,928	1,030,928	0
Hotel Union & Hotel Industry of Hawaii Pension Plan	45,000	*	45,000	4,639	4,639	0
Institutional Benchmarks Series (Master Feeder) Limited in respect of ALCOR Series	250,000	*	250,000	25,773	25,773	0
International Truck & Engine Corporation Non-Contributory Retirement Plan Trust(3)	310,000	*	310,000	31,959	31,959	0
International Truck & Engine Corporation Retiree Health Benefit Trust(3)	175,000	*	175,000	18,041	18,041	0
International Truck & Engine Corporation Retirement Plan for Salaried Employees Trust(3)	165,000	*	165,000	17,010	17,010	0
KBC Convertibles MAC 28 Limited(3)	500,000	*	500,000	51,546	51,546	0
KBC Diversified Fund, A Segregated Portfolio of KBC Diversified Fund, SPC(3)	1,375,000	*	1,375,000	141,753	141,753	0
KBC Financial Products USA Inc.(4)	7,500,000	4.29%	7,500,000	773,196	773,196	0
Lyxor/Context Fund Ltd.(3)	2,630,000	1.50%	2,630,000	271,134	271,134	0
Microsoft Capital Group, L.P.(3)	315,000	*	315,000	32,474	32,474	0
OCM Convertible Trust(3)	950,000	*	950,000	97,938	97,938	0
OCM Global Convertible Securities Fund(3)	340,000	*	340,000	35,052	35,052	0
Rhythm Fund, LTD(3)	625,000	*	625,000	64,433	64,433	0
Partner Reinsurance Company Ltd.(3)	680,000	*	680,000	70,103	70,103	0
Qwest Occupational Health Trust(3)	220,000	*	220,000	22,680	22,680	0
Qwest Pension Trust(3)	735,000	*	735,000	75,773	75,773	0
TE Harvest Portfolio, Ltd.	368,000	*	368,000	37,938	37,938	0
United Technologies Corporation Master Retirement Trust	116,000	*	116,000	11,959	11,959	0
UnumProvident Corporation(3)	445,000	*	445,000	45,876	45,876	0
Vanguard Convertible Securities Fund, Inc.(3)	4,630,000	2.65%	4,630,000	477,320	477,320	0

Viacom Inc. Pension Plan Master Trust	16,000	*	16,000	1,649		1,649		0
Virginia Retirement System(3)	2,480,000	1.42%	2,480,000	255,670		255,670		0
Worldwide Transactions Limited	380,000	*	380,000	39,175		39,175		0
Any other holder of notes or future transferee, pledgee, donee or other successor of any such holder(5)	85,900,000	58.37%	85,900,000	8,470,623		8,470,623		0
TOTAL	175,000,000	100%	175,000,000	18,041,240	(6)	18,041,240	(6)	0

*                      Less than 1%

(1)                Because the selling security holders may sell all or any portion of the notes and common stock issuable upon conversion of the notes held by them pursuant to this prospectus, we cannot estimate the amount and percentage of notes and common stock that the selling security holders will hold upon execution of any sales. The information presented assumes that all of the selling security holders will sell all notes held by them or fully convert such notes and sell all shares of our common stock issued upon such conversion.

(2)                Includes the theoretical maximum number of shares of our common stock issuable upon the conversion of the full amount of notes held by such holder at the initial conversion price of approximately $9.70 per share, which equals a conversion rate of 103.0928 shares of $1,000 principal amount of notes. This conversion rate is subject to adjustment as described under “Description of the Notes—Conversion of the Notes—Conversion Rate Adjustments.” Accordingly, the number of shares of our common stock to be sold may increase or decrease from time to time. Fractional shares will not be issued upon conversion of the notes. Cash will be paid in lieu of fractional shares, if any.

(3)                This selling security holder has identified itself as an affiliate of a registered broker-dealer and has represented to us that such selling security holder acquired its securities in the ordinary course of business and, at the time of the purchase of the securities, such selling security holder had no agreements or understandings, direct or indirect, with any person to distribute the securities. To the extent that we become aware that such selling security holder did not acquire its notes or underlying common stock in the ordinary course of business or did have such an agreement or understanding, we will file a post-effective amendment to the registration statement of which this prospectus forms a part to designate such affiliate as an “underwriter” within the meaning of the Securities Act.

(4)                This selling security holder has identified itself as a registered broker-dealer and, accordingly, it is deemed to be, under the interpretations of the SEC, an “underwriter” within the meaning of the Securities Act. Please see “Plan of Distribution” for required disclosure regarding these selling security holders.

(5)                Information about other selling security holders will be set forth in one or more prospectus supplement or amendments, if required. Assumes that any other holders of notes, or any future transferees, pledges, donees or successors of or from any such holders of notes, do not beneficially own any common stock other than the common stock issuable upon conversion of the notes at the initial conversion rates.

(6)                Includes (i) 9,570,617 shares being registered hereby by the selling security holders named above, and (ii) shares being registered for selling security holders whose information will be set forth in one or more prospectus supplements or amendments, each as adjusted to reflect the issuance of cash in lieu of fractional shares.

DESCRIPTION OF CAPITAL STOCK

General

The following is a summary of the key terms and provisions of our capital stock. You should refer to the applicable provisions of our restated certificate of incorporation and our amended and restated by-laws, each as amended, the Delaware General Corporation Law and our public filings for a complete statement of the terms and rights of our capital stock.

As of the date of this prospectus, we are authorized to issue up to 300,000,000 shares of common stock, par value $0.01 per share. There is no cumulative voting. As of December 31, 2006, we had 83,733,980 shares of common stock issued and outstanding.

Common Stock

Subject to the prior rights of any holders of any preferred stock, the holders of shares of our common stock are entitled to share ratably in such dividends as may be declared by the board of directors and paid by us out of funds legally available therefor and, upon dissolution and liquidation, to share ratably in the net assets available for distribution to stockholders after payment of all debts and other liabilities. The shares of our common stock are neither redeemable nor convertible, and the holders have no preemptive or subscription rights to purchase any of our securities.

Each outstanding share of common stock is entitled to one vote on all matters submitted to a vote of stockholders.

Preferred Stock

Our board of directors is authorized to issue preferred stock in classes or series and to fix the designations, preferences, qualifications, limitations or restrictions of any class or series with respect to the rate and nature of dividends, the price and terms and conditions on which shares may be redeemed, the amount payable in the event of voluntary or involuntary liquidation, the terms and conditions for conversion or exchange into any other class or series of stock, voting rights and other terms. As of the date of this prospectus, there are 10,000,000 shares of preferred stock authorized, par value $0.10 per share, none of which is currently outstanding.

Possible Anti-Takeover Provisions

Our restated certificate of incorporation, by-laws and Delaware law contain provisions that might be characterized as anti-takeover provisions. Such provisions may render more difficult possible takeover proposals to acquire control of us and make removal of our management more difficult. In particular, our by-laws permit the board of directors to increase its own size and fill the resulting vacancies.

Delaware Law Provision

The Company is subject to the provisions of Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, the statute prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes a merger, asset sale or other transaction resulting in a financial benefit to the stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years prior to the proposed business combination, did own) 15% or more of the corporation’s voting stock. This law may have the effect of making it more difficult for a third party to acquire control of us.

DESCRIPTION OF OTHER INDEBTEDNESS

As of December 31, 2006, we had $80,000,000 of 6.66% Senior Notes due 2010 outstanding pursuant to the terms of a Note Purchase Agreement dated May 1, 1998, between us and the eleven initial purchasers of the Senior Notes. The Senior Notes have a final maturity date of May 4, 2010, and began amortizing on May 4, 2006 at $20,000,000 per year. The Senior Notes bear interest at a fixed rate of 6.66%, with interest payable semiannually beginning November 4, 1998.

We are subject to restrictive covenants under the Note Purchase Agreement which, among other things, restrict our ability to make loans or advances or to make investments and require us to meet financial tests related principally to funded debt and net worth. At December 31, 2006, we were in compliance with such covenants. Our obligations under our 6.66% Notes are guaranteed by certain of our wholly-owned subsidiaries.

As of December 31, 2006, our subsidiary, KEMET Electronics Portugal, S.A. (“KEP”) (formerly known as EPCOS—Pecas e Componentes Electronicos, S.A.), had two non-interest-bearing loans outstanding in favor of the Government of Portugal in a total amount of approximately $4.4 million.  KEP’s payment obligations under the loans, which mature on December 28, 2007 and December 28, 2010, respectively, are bank guaranteed. A portion of the loans (up to a maximum of 60%) will be forgiven upon KEP’s achievement of specified production and employment benchmarks.

DESCRIPTION OF THE NOTES

We issued the notes under an indenture between us and Wilmington Trust Company, as trustee.

The following description is only a summary of the material provisions of the notes, the indenture and the registration rights agreement. It does not purport to be complete. We urge you to read these documents in their entirety because they, and not this description, define the rights of holders of the notes. You may request copies of these documents from us upon written request at our address, which is listed in this prospectus under “Where You Can Find More Information and Incorporation by Reference.”

For purposes of this Description of the Notes section, references to “we,” “us,” “our” and “KEMET” refer solely to KEMET Corporation, and not to its subsidiaries.

General

The Notes

The notes:

•        are limited to $175,000,000 aggregate principal amount;

•        mature on November 15, 2026, unless earlier converted by holders, redeemed at our option or repurchased by us at the option of holders;

•        bear interest at a rate of 2.25% per annum on the principal amount, payable semi-annually, in arrears, on each May 15 and November 15, beginning on May 15, 2007 to the holders of record at the close of business on the preceding May 1 and November 1, respectively;

•        bear additional interest if we fail to comply with certain obligations set forth under “—Registration Rights;”

•        are convertible into (1) cash in an amount equal to the lesser of the principal amount of such notes and the conversion value of such notes on the conversion date and (2) cash or shares of our common stock or a combination of cash and shares of our common stock, at our option, to the extent such conversion value exceeds the principal amount of such notes, under the conditions described under “—Conversion of Notes;”

•        are redeemable by us for cash on or after November 20, 2011, in whole or in part, at a redemption price equal to 100% of the principal amount of notes being redeemed, plus any accrued and unpaid interest (including additional interest), if any, to, but not including, the redemption date;

•        are subject to repurchase by us, in whole or in part, for cash at the option of holders upon the occurrence of a “fundamental change” (as defined under “—Repurchase of Notes at the Option of Holders Upon a Fundamental Change”), at a price equal to 100% of the principal amount of the notes being repurchased, plus accrued and unpaid interest (including additional interest), if any, to, but not including, the repurchase date as described under “—Repurchase of Notes at the Option of Holders Upon a Fundamental Change;”

•        are subject to repurchase by us, in whole or in part, for cash at the option of holders on each of November 15, 2011, November 15, 2016 and November 15, 2021 at a price equal to 100% of the principal amount of the notes being repurchased, plus accrued and unpaid interest (including additional interest), if any, to, but not including, the repurchase date as described under “—Repurchase at the Option of Holders;” and

•        are represented by one or more registered securities in global form as described under “—Book-Entry Delivery and Form.”

The indenture governing the notes does not contain any financial covenants and does not restrict us or our subsidiaries from paying dividends, incurring additional senior indebtedness or any other indebtedness or issuing or repurchasing securities. The indenture contains no covenants or other provisions to afford protection to holders of the notes in the event of highly leveraged transactions or a fundamental change of KEMET, except to the extent described under “—Repurchase of Notes at the Option of Holders Upon a Fundamental Change” and “—Consolidation, Merger and Sale of Assets.”

The notes are our unsubordinated unsecured obligations, ranking equally in right of payment to all of our existing and future unsubordinated unsecured indebtedness, and senior in right of payment to any of our future indebtedness that is expressly subordinated to the notes. We currently do not have any subordinated indebtedness issued or outstanding. The notes are junior in right of payment to any of our future secured indebtedness to the extent of the value of the collateral securing such obligations and structurally subordinated in right of payment to all indebtedness and liabilities of our subsidiaries, including trade credit.

No sinking fund is provided for the notes.

We maintain an office where the notes may be presented for registration, transfer, exchange or conversion. This office initially is an office or agency of the trustee. The notes were issued in fully registered book-entry form, without coupons, in denominations of $1,000 principal amount and multiples thereof, and are represented by one or more global securities. We may pay interest by check mailed to each holder at its address as it appears in the notes register; provided, however, that holders with notes in an aggregate principal amount in excess of $2.0 million will be paid, at their written election, by wire transfer of immediately available funds; provided further, however, that payments to The Depository Trust Company, New York, New York, which we refer to as “DTC,” will be made by wire transfer of immediately available funds to the account of DTC or its nominee. There is no service charge for any registration of transfer or exchange of notes. We may, however, require holders to pay a sum sufficient to cover any tax or other governmental charge payable in connection with certain transfers or exchanges.

Holders may not sell or otherwise transfer the notes or any common stock issuable upon conversion of the notes except in compliance with the provisions set forth under “—Registration Rights” and in this prospectus under “Transfer Restrictions.” In addition, neither we nor the registrar nor the trustee is required to register a transfer or exchange of:

•       any notes for a period of 15 days before any mailing of a redemption notice; or

•       any notes that have been called for redemption or for which the holder has delivered, and not validly withdrawn, a fundamental change repurchase notice, except, in the case of a partial redemption or repurchase, that portion of the notes not being redeemed or repurchased.

The material U.S. federal income tax consequences of the purchase, ownership and disposition of the notes and any cash or shares of our common stock received upon conversion of the notes are summarized in this prospectus under the heading “Certain United States Federal Income Tax Consequences.”

Interest

The notes bear interest at a rate of 2.25% per annum on the principal amount from November 1, 2006. We will pay interest semi-annually, in arrears, on each May 15 and November 15, beginning on May 15, 2007, subject to limited exceptions if the notes are converted prior to the relevant interest payment date. Subject to certain exceptions, interest will be paid to the holders of record at the close of business on the May 1 and November 1, as the case may be, immediately preceding the relevant interest payment date.

Interest on the notes accrues from the most recent date to which interest has been paid or, if no interest has been paid, from November 1, 2006. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Interest will cease to accrue on a note upon its maturity, conversion, repurchase by us at the option of a holder or redemption.

Conversion of Notes

General

After May 15, 2026 and prior to maturity, a holder may surrender some or all of its notes for conversion. In addition, on or prior to May 15, 2026, upon satisfaction of the conditions described under “—Conversion Conditions,” a holder may surrender some or all of its notes for conversion. In either case, notes will be convertible into (1) cash in an amount equal to the lesser of the principal amount of such notes and the conversion value of such notes on the conversion date and (2) cash or shares of our common stock or a combination of cash and shares of our common stock, at our option, to the extent such conversion value exceeds the principal amount of such notes. Holders may only convert notes with a principal amount of $1,000 or an integral multiple of $1,000. The conversion rate with respect to a note is initially 103.0928 shares of our common stock per $1,000 principal amount. The conversion price of a note is equal to $1,000 divided by the applicable conversion rate at the time of determination. The conversion rate is subject to adjustment as described under “—Conversion Rate Adjustments” and, with respect to conversions occurring in connection with a fundamental change, as described under “—Increase of Conversion Rate Upon Certain Fundamental Changes.” Accordingly, an adjustment to the conversion rate will result in a corresponding adjustment to the conversion price. The initial conversion price for the notes is approximately $9.70 per share.

If a holder exercises its right to require us to repurchase its notes as described under “—Repurchase of Notes at the Option of Holders Upon a Fundamental Change,” such holder may convert its notes only if it withdraws its applicable repurchase notice in accordance with the indenture or if we default in the payment of the repurchase price.

Conversion Conditions

On or prior to May 15, 2026, a holder may surrender some or all of its notes for conversion only under the following circumstances:

•      Conversion Upon Satisfaction of Market Price Condition

A holder may surrender notes for conversion during any fiscal quarter, if the closing sale price of our common stock for at least 20 trading days in the period of 30 consecutive trading days ending on the last trading day of the preceding fiscal quarter exceeds 130% of the conversion price per share on such last trading day.

For each fiscal quarter, we will determine if the notes are convertible as the result of the satisfaction of this condition in the preceding fiscal quarter and will promptly notify the trustee accordingly. The trustee will, in turn, notify the holders in each fiscal quarter as to the satisfaction of this condition.

The “closing sale price” of our common stock on any date means the closing per share sale price, or if no sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices, on that date as reported in composite transactions on the New York Stock Exchange, or NYSE, or on the principal United States securities exchange on which our common stock is traded or, if our common stock is not listed on a United States national or regional securities exchange, as available in any over-the-counter market or, if not available in any over-the counter market, the sale price will be determined in good faith by our board of directors.

•      Conversion Upon Notice of Redemption

A holder may surrender for conversion a note called for redemption at any time prior to the close of business on the business day that is prior to the redemption date, even if it is not otherwise convertible at that time. However, if a holder has already delivered a repurchase notice, such holder may not surrender notes for which a repurchase notice has been received for conversion until it has withdrawn such repurchase notice in accordance with the indenture.

•      Conversion Upon Trading Price of Notes Falling Below the Conversion Value of the Notes

A holder may surrender notes for conversion during the five trading days following any five consecutive trading day period in which the average of the trading prices of the notes for the five consecutive trading day period is less than 98% of the average of the conversion values of the notes during that period. The five consecutive trading day period shall commence on the trading day following receipt by the conversion agent of the conversion notice.

The “trading price” means, on any date of determination, the average of the secondary bid quotations per note obtained by the conversion agent for $2,000,000 principal amount of the notes at approximately 3:30 p.m., New York City time, on that determination date from three independent nationally recognized securities dealers that we select; provided, that if at least three such bids cannot reasonably be obtained, but two bids can reasonably be obtained, then the average of these two bids will be used; provided, further, that if at least two bids cannot reasonably be obtained, but one bid can reasonably be obtained, this one bid will be used. If the trustee cannot reasonably obtain at least one bid for $2,000,000 principal amount of the notes from a nationally recognized securities dealer, then the trading price per $1,000 principal amount of the notes will be deemed to be less than 98% of the conversion value.

The “conversion value” of a note means the product of the closing sale price of our common stock on any date of determination multiplied by the conversion rate of the note in effect on that date.

•      Conversion Upon Specified Corporate Transactions

Even if the market price contingency described under “—Conversion Upon Satisfaction of Market Price Condition” has not occurred, if we elect to distribute to all holders of our common stock:

•       rights or warrants entitling them to subscribe for or purchase our common stock at less than the current market price, as defined in the indenture, on the trading day immediately preceding the declaration date for the distribution (other than a distribution of rights pursuant to any shareholders’ rights plan, as defined in the indenture); or

•       cash, debt securities or other evidence of indebtedness or other assets, which distribution, together with all other such distributions within the preceding twelve months, has a per share value exceeding 10% of the current market price of our common stock as of the trading day immediately preceding the declaration date for the distribution, we must notify holders at least 20 days prior to the ex-dividend date for this distribution. Once we have given the notice, a holder may surrender notes for conversion at any time until the earlier of the close of business on the business day prior to the ex-dividend date or our announcement that the distribution will not take place.

•      Conversion Upon a Fundamental Change

In addition, in the event of a fundamental change as defined under “—Repurchase of Notes at the Option of Holders Upon a Fundamental Change,” a holder may surrender notes for conversion at any time beginning on the effective notice date described under “—Increase of Conversion Rate Upon Certain Fundamental Changes” and until the second trading day preceding the related fundamental change repurchase date. If a holder converts notes in connection with a fundamental change that occurs on or prior to November 20, 2011, the conversion rate of such notes may be increased as described under “—Increase of Conversion Rate Upon Certain Fundamental Changes.”

Settlement Upon Conversion

Upon any conversion, whether prior to or on May 15, 2026 in connection with the satisfaction of one or more of the foregoing conditions, or at any time after such date at the holder’s option, the settlement amount will be computed as follows:

(1)   a cash amount (the “principal return”) equal to the lesser of (a) the aggregate principal amount of the notes to be converted or (b) the product of (i) a number equal to (A) the aggregate principal amount of notes to be converted divided by 1,000 and multiplied by (B) the applicable conversion rate and (ii) the applicable stock price; and

(2)   (a)    if we elect to satisfy any amount by which the product determined in clause (1)(b) above exceeds the aggregate principal amount of the notes surrendered for conversion in shares of our common stock, we will deliver to the holder a number of shares of our common stock equal to (i) (A) the aggregate principal amount of notes to be converted divided by 1,000 and multiplied by (B) the applicable conversion rate minus (ii) the cash amount pursuant to clause (1) above divided by the applicable stock price, plus cash in lieu of fractional shares;

(b)   if we elect to satisfy any amount by which the product determined in clause (1)(b) above exceeds the aggregate principal amount of the notes surrendered for conversion in cash, we will deliver to the holder cash in an amount equal to the product of:

(i)    a number equal to (A) the aggregate principal amount of notes to be converted divided by 1,000 and multiplied by (B) (1) the applicable conversion rate minus (2) $1,000 divided by the applicable stock price; and

(ii)   the applicable stock price; and

(c)    if we elect to satisfy any amount by which the product determined in clause (1)(b) above exceeds the aggregate principal amount of the notes surrendered for conversion in a combination of cash and shares of our common stock, we will deliver to the holder such combination in the respective amounts calculated in a manner comparable to that used to settle any conversion (as described above), and with the amount of cash specified by us as contemplated in connection with any such conversion.

Such election with respect to such remaining amounts would be in our sole discretion without the consent of holders of notes. We will inform holders through the trustee of the method we choose to satisfy our obligation upon conversion with respect to such remaining amounts:

•       in respect of notes converted during the period between the day we give notice of redemption and the related redemption date, in the notice of redemption; and

•       in all other cases, no later than two trading days following the conversion date.

If we do not give any notice within the time periods described as to how we will settle the remaining amounts of our conversion obligation in excess of the principal return, if any, we will satisfy the remaining amounts of our conversion obligation only in shares of our common stock (and cash in lieu of fractional shares). If we choose to satisfy any remaining portion of our conversion obligation in cash, we will specify the amount to be satisfied in cash as a percentage of the remaining conversion obligation. We will treat all holders converting on the same trading day in the same manner. We will not, however, have any obligation to settle our remaining conversion obligations in excess of the aggregate principal amount of the notes arising on different trading days in the same manner. For example, we may choose on one trading day to settle in cash only and choose on another trading day to settle in a combination of cash and shares of our common stock.

We may not have the financial resources, and we may not be able to arrange for financing, to pay the cash required to satisfy our conversion obligations. See “Risk Factors—Risks Relating to This Offering—We may not be able to repurchase the notes upon a fundamental change or upon the exercise of your option to require us to repurchase the notes, or pay you cash upon conversion of your notes.”

Settlement in cash or in a combination of cash and shares of our common stock will occur on the second trading day following the final trading day of the “cash settlement averaging period” (as defined below). Such day will be the 21st trading day following the receipt by us of a conversion notice (assuming all conversion requirements have been satisfied), unless conversion is:

•       in connection with a redemption, in which case such day will be the redemption date; or

•       during the period beginning 20 trading days preceding the maturity date and ending one trading day preceding the maturity date, in which case such day will be the maturity date.

The “applicable stock price” means, in respect of a conversion date, the arithmetic average of the daily volume-weighted average prices of our common stock over the fifteen trading-day period, which is referred to as the cash settlement averaging period:

•       ending on the second trading day preceding the redemption date, if we have called the notes for redemption;

•       ending on the second trading day preceding the maturity date, with respect to conversion notices received during the period beginning 20 trading days preceding the maturity date and ending one trading day preceding the maturity date; and

•       beginning on the third trading day following our receipt of a conversion notice, in all other cases.

The daily “volume-weighted average price,” shall equal the daily volume-weighted average price for our common stock on the NYSE during the period beginning at 9:30:01 a.m., New York City time (or such other time as is the official open of trading at the NYSE) and ending at 4:00:00 p.m., New York City time (or such other time as is the official close of trading at the NYSE), as reported by Bloomberg Financial Services through its “Volume at Price” (KEM [Equity] VAP [Go]) functions. The volume-weighted average price will be rounded to the nearest whole cent.

We will make adjustments to the applicable stock price in accordance with the indenture to account for the occurrence of certain events during the cash settlement averaging period.

Exchange in Lieu of Conversion

When a holder surrenders notes for conversion, we may direct the conversion agent to surrender, on or prior to the date of determination of the applicable stock price, such holder’s notes to a financial institution designated by us for exchange in lieu of conversion. In order to accept any notes surrendered for conversion, an applicable designated institution must agree to deliver, in exchange for such holder’s notes, cash in an amount equal to the principal return, as well as cash or a combination of cash and shares of our common stock in respect of any remaining amount by which the conversion value of such notes exceeds the principal amount of such notes. Any cash amounts will be based on the applicable stock price.

If a designated financial institution accepts any such notes, it will deliver the appropriate amount of cash or a combination of cash and shares of common stock, as applicable, to the conversion agent and the conversion agent will deliver such cash or combination of cash and shares, as applicable, to the applicable holder. Any notes exchanged by a designated financial institution will remain outstanding. If a designated financial institution agrees to accept any notes for exchange but does not timely deliver the related consideration, we will, as promptly as practical thereafter, but not later than the third business day following determination of the applicable stock price, convert those notes into cash and shares of our common stock, if any, as described under “—Settlement Upon Conversion”.

Our designation of an institution to which the notes may be submitted for exchange does not require the institution to accept any notes. If a designated financial institution declines to accept any notes surrendered for exchange, we will convert those notes into cash or a combination of cash and shares of our common stock, at our option, as described under “—Settlement Upon Conversion”. We have initially designated Credit Suisse Securities (USA) LLC and Deutsche Bank Securities LLC to act as designated financial institutions.

Increase of Conversion Rate Upon Certain Fundamental Changes

If a holder elects to convert notes in connection with a fundamental change (as defined under “—Repurchase of Notes at the Option of Holders Upon a Fundamental Change”) that occurs on or prior to November 20, 2011, we will increase the conversion rate by a number of shares (‘‘the additional shares’’) as described below. The increase in the conversion rate will be expressed as a number of additional shares per $1,000 principal amount of notes and is based on the date on which the fundamental change becomes effective, referred to as the “effective date,” and the price, referred to as the “stock price,” paid, or deemed to be paid, per share of our common stock in the transaction constituting the fundamental change, subject to adjustment as described under “—Conversion Rate Adjustments.”  If holders of our common stock receive only cash in the fundamental change, the stock price shall be the cash amount paid per share. In all other cases, the stock price will be the average of the applicable stock prices of our common stock for the five consecutive trading days beginning on the second trading day after the date (the “effective notice date”) we give notice of such fundamental change to all record holders of the notes, which shall be within 30 trading days after the effective date of the fundamental change.

The stock prices set forth in the first column of the table below will be adjusted as of any date on which the conversion rate of the notes is adjusted, as described under ‘‘—Conversion Rate Adjustments.’’  The adjusted stock prices will equal the stock prices applicable immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the conversion rate immediately prior to the adjustment giving rise to the stock price adjustment and the denominator of which is the conversion rate as so adjusted. The number of additional shares will be adjusted in the same manner as the conversion rate as set forth under ‘‘—Conversion Rate Adjustments’’.

The following table sets forth the stock price, effective date and the increase in the conversion rate, expressed as a number of additional shares of our common stock to be received per $1,000 principal amount of notes, upon a conversion in connection with a fundamental change.

	Fundamental Change Date
Stock Price	November 1, 2006	November 15, 2007	November 15, 2008	November 15, 2009	November 15, 2010	November 20, 2011
$7.46	30.95	30.95	30.95	30.95	30.95	30.95
$8.00	27.86	27.52	27.03	26.26	24.89	21.90
$9.00	21.77	21.07	20.16	18.84	16.55	8.02
$10.00	17.27	16.37	15.23	13.66	11.03	0.00
$11.00	13.85	12.84	11.61	9.98	7.38	0.00
$12.00	11.19	10.15	8.90	7.32	4.96	0.00
$13.00	9.10	8.05	6.84	5.37	3.36	0.00
$14.00	7.42	6.40	5.24	3.92	2.30	0.00
$15.00	6.05	5.07	3.99	2.84	1.59	0.00
$20.00	1.97	1.25	0.60	0.19	0.00	0.00
$30.00	0.00	0.00	0.00	0.00	0.00	0.00

The exact stock price and effective date may not be set forth on the table, in which case:

•       if the stock price is between two stock prices on the table or the effective date is between two effective dates on the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower share price amounts and the two dates based on a 365-day year, as applicable;

•       if the stock price is equal to or in excess of $30.00 per share (subject to adjustment in the same manner as the stock price), no increase in the conversion rate will be made; and

•       if the stock price is less than $7.46 per share (subject to adjustment in the same manner as the stock price), no increase in the conversion rate will be made.

Our obligations to deliver the additional shares could be considered a penalty, in which case the enforceability thereof would be subject to general principles of reasonableness of economic remedies.

Conversion Rate Adjustments

The conversion rate will be adjusted:

(1)   upon the issuance of shares of our common stock as a dividend or distribution on our common stock;

(2)   upon subdivisions, combinations or reclassifications of our outstanding common stock;

(3)   upon the issuance to all holders of our common stock of rights or warrants entitling them to subscribe for or purchase our common stock, or securities convertible into our common stock, at a price per share or a conversion price per share less than the “current market price” (as defined in the indenture) per share on the record date for the issuance (other than a distribution of rights pursuant to any shareholder rights plan), provided that the conversion rate for the notes will be readjusted to the extent that the rights or warrants are not exercised prior to their expiration;

(4)   upon the distribution to all holders of our common stock of shares of our capital stock, evidences of indebtedness or other non-cash assets, or rights or warrants, excluding:

•       dividends, distributions and rights or warrants referred to in clause (1) or (3) above;

•       a distribution referred to in clause (6) below; and

•       distribution of rights pursuant to a shareholder rights plan;

(5)   upon the occurrence of any dividend or any other distribution of cash (other than in connection with a liquidation, dissolution or winding up of KEMET or as contemplated by clause (6) below) to all holders of our common stock, in which case, immediately prior to the opening of business on the business day immediately following the record date for the dividend or distribution, the conversion rate shall be increased so that it equals an amount equal to the conversion rate in effect at the close of business on the record date for the dividend or distribution multiplied by a fraction:

(a)    whose numerator is the average of the volume-weighted average price per share of our common stock for the five consecutive trading days ending on the date immediately preceding the “ex” date (as defined below) for such dividend or distribution; and

(b)   whose denominator is the same average volume-weighted average price per share of our common stock less the per share amount of such dividend or distribution;

(6)   upon the distribution of cash or other consideration by us or any of our subsidiaries in respect of a tender offer or exchange offer for our common stock, where such cash and the value of any such other consideration per share of our common stock validly tendered or exchanged exceeds the “current market price” (as defined in the indenture) per share of our common stock on the last date (the “expiration date”) on which tenders or exchanges may be made pursuant to the tender or exchange offer, in which case, immediately prior to the opening of business on the “ex” date, the conversion rate shall be increased so that it equals an amount equal to the conversion rate in effect immediately before the close of business on the expiration date multiplied by a fraction:

(a)    whose numerator is the sum of:

(i)    the aggregate amount of cash and the aggregate value of any such other consideration distributed in connection with the tender or exchange offer; and

(ii)   the product of (A) such “current market price” per share of our common stock and (B) the number of shares of our common stock outstanding as of the last time (the “expiration time”) tenders or exchanges could have been made pursuant to the tender or exchange offer (excluding shares validly tendered and not withdrawn in connection with the tender or exchange offer and any shares held in our treasury); and

(b)   whose denominator is the product of:

(i)    such “current market price” per share of our common stock; and

(ii)   the number of shares of our common stock outstanding as of the expiration time (including shares validly tendered and not withdrawn in connection with the offer, but excluding any shares held in our treasury).

For purposes hereof, the term “ex” date, means:

•       when used with respect to any dividend or distribution, the first date on which the common stock trades, regular way, on the relevant exchange or in the relevant market from which the sale price was obtained without the right to receive such dividend or distribution; and

•       when used with respect to any tender offer or exchange offer, the first date on which the common stock trades, regular way, on the relevant exchange or in the relevant market from which the sale price was obtained after the expiration time.

No adjustment to the conversion rate will be made if KEMET provides that the holders of the notes will participate in the distribution without conversion, or in certain other cases.

The conversion rate will not be adjusted:

•       upon the issuance of any shares of our common stock pursuant to any present or future plan providing for the reinvestment of dividends or interest payable on KEMET securities and the investment of additional optional amounts in shares of our common stock under any plan;

•       upon the issuance of any shares of our common stock or options or rights to purchase shares of our common stock pursuant to any present or future employee, director or consultant benefit plan or program of or assumed by KEMET or any of its subsidiaries; or

•       upon the issuance of any shares of our common stock pursuant to any option, warrant, right or exercisable, exchangeable or convertible security not described in the preceding bullet and outstanding as of the date the notes were first issued.

The holders will receive, upon conversion of any notes into shares of our common stock, if any, in addition to the common stock, the rights under any future rights plan we may adopt, whether or not the rights have separated from the common stock at the time of conversion unless, prior to conversion, the rights have expired, terminated or been redeemed or exchanged. See “Description of Capital Stock.”

In the event of:

•       any reclassification of our common stock;

•       a consolidation, merger or combination involving KEMET; or

•       a sale or conveyance to another person of the property and assets of KEMET as an entirety or substantially as an entirety,

in which holders of our outstanding common stock would be entitled to receive stock, other securities, other property, assets or cash for their common stock, holders of the notes will generally thereafter be entitled to convert their notes into the same type of consideration received by common stock holders immediately following one of these types of events.

Subject to applicable stock exchange rules and listing standards, we are permitted to increase the conversion rate of the notes by any amount for a period of at least 20 days if our Board of Directors determines that such increase would be in our best interest. We are required to give at least 15 days’ prior notice of any increase in the conversion rate. Subject to applicable stock exchange rules and listing standards, we may also increase the conversion rate to avoid or diminish income tax to holders of our common stock in connection with a dividend or distribution of stock or similar event.

No adjustment in the conversion rate will be required unless it would result in a change in the conversion rate of at least one percent. Any adjustment not made will be taken into account in subsequent adjustments.

Conversion Procedures

The right of conversion attaching to any note may be exercised (a) if such note is represented by a global security, by book-entry transfer to the conversion agent (which will initially be the trustee) through the facilities of DTC, or (b) if such note is represented by a certificated security, by delivery of such note at the specified office of the conversion agent, accompanied, in either case, by a duly signed and completed conversion notice and appropriate endorsements and transfer documents if required by the conversion agent. The conversion date shall be the date on which the note and all of the items required for conversion shall have been so delivered and the requirements for conversion have been met.

No separate payment or adjustment will be made for accrued and unpaid interest on a converted note or for dividends or distributions on any of our common stock issued upon conversion of a note, except as provided in the indenture. By delivering to the holder the cash or, if we so elect, the combination of cash and shares of our common stock issuable upon conversion, together with a cash payment in lieu of any fractional shares, plus any other consideration due upon conversion, we will satisfy our obligation with respect to the conversion of the notes. That is, accrued interest (including additional interest), if any will not be paid and we will not adjust the conversion rate to account for any accrued interest, including additional interest, if any.

If the holder converts after the close of business on a record date for an interest payment but prior to the corresponding interest payment date, such holder will receive on the interest payment date interest accrued on those notes, notwithstanding the conversion of notes prior to the interest payment date, assuming the holder was the holder of record at the close of business on the corresponding record date. Each holder, however, agrees, by accepting a note, that if the holder surrenders any notes for conversion during such period, such holder must pay us at the time such holder surrenders its note for conversion an amount equal to the interest that will be paid on the notes being converted on the interest payment date. The preceding sentence does not apply, however, if (1) we have specified a redemption date that is after a record date for an interest payment but prior to the corresponding interest payment date or that results in conversion prior to that interest payment date, (2) any overdue interest exists at the time of conversion with respect to the notes being converted, but only to the extent of the amount of such overdue interest or (3) the holder surrenders any notes for conversion after the close of business on the record date relating to the final interest payment date. Accordingly, under the circumstances described in clause (1), a holder of notes who chooses to convert those notes on a date that is after a record date but prior to the corresponding interest payment date, will not be required to pay us, at the time that holder surrenders those notes for conversion, the amount of regularly scheduled interest it will receive on the interest payment date.

Holders of notes are not required to pay any taxes or duties relating to the issuance or delivery of any common stock upon exercise of conversion rights, but they are required to pay any tax or duty which may be payable relating to any transfer involved in the issuance or delivery of the common stock in a name other than the name of the holder of the note. Certificates representing shares of our common stock will be issued or delivered only after all applicable taxes and duties, if any, payable by the holder have been paid.

The notes will be deemed to have been converted immediately prior to the close of business on the conversion date. Delivery of shares will be accomplished by delivery to the conversion agent of certificates for the relevant number of shares, other than in the case of holders of notes in book-entry form with DTC, which shares shall be delivered in accordance with DTC customary practices. A holder will not be entitled to any rights as a holder of our common stock, including, among other things, the right to vote and receive dividends and notices of stockholder meetings, until the conversion is effective and to the extent that any shares of our common stock are issued upon conversion.

Cash and a certificate for the number of full shares of common stock into which the notes are converted (and cash in lieu of fractional shares) will be delivered to such holder, assuming all of the other requirements have been satisfied by such holder, as soon as practicable following the conversion date.

Redemption

Optional Redemption

At any time on or after November 20, 2011, we may redeem some or all of the notes for cash at a redemption price equal to 100% of the principal amount of notes being redeemed, plus accrued and unpaid interest (including additional interest), if any, to, but not including, the redemption date.

Terms Applicable to Optional Redemption

We will give at least 15 days’ but not more than 60 days’ notice of redemption by mail to holders of notes. The notice of redemption will state, among other things, the method we will use to satisfy our obligation upon conversion of the notes with respect to notes converted during the period between the day we give the notice of redemption and the redemption date. Notes called for redemption are convertible by the holder until the close of business on the business day immediately preceding the redemption date.

If we do not redeem all of the notes, the trustee will select the notes to be redeemed in principal amounts of $1,000 or multiples thereof by lot, on a pro rata basis or by any other method that the trustee considers fair and appropriate or in accordance with the applicable procedures of DTC to the extent notes are held in book-entry form. If any notes are to be redeemed in part only, we will issue a new note or notes with a principal amount equal to the unredeemed principal portion thereof. If a portion of a holder’s notes is selected for partial redemption, and the holder converts a portion of its notes, the converted portion will be deemed to be taken from the portion selected for redemption.

If the paying agent holds cash sufficient to pay the redemption price of the notes for which a redemption notice has been delivered on the redemption date in accordance with the terms of the indenture, then, on and after the redemption date, the notes will cease to be outstanding and interest (including additional interest), if any, on such notes shall cease to accrue, whether or not the notes are delivered to the paying agent. Thereafter, all rights of the holder shall terminate, other than the right to receive the redemption price upon delivery of the notes.

Repurchase of Notes at the Option of Holders Upon a Fundamental Change

In the event of a fundamental change (as defined below) each holder will have the right at its option, subject to the terms and conditions of the indenture, to require us to repurchase some or all of such holder’s notes for cash in integral multiples of $1,000 principal amount, at a price equal to 100% of the principal amount of the notes being repurchased, plus accrued and unpaid interest (including additional interest), if any, to, but not including, the repurchase date. We will be required to repurchase the notes on a date that is not less than 15 nor more than 45 business days after the date we mail the notice referred to below.

Within 30 business days after a fundamental change has become effective, we must mail to all holders of the notes at their addresses shown in the register of the registrar and to beneficial owners as required by applicable law a notice regarding the fundamental change, which notice must state, among other things:

•       the events causing such fundamental change;

•       the date of such fundamental change;

•       the last date on which a holder may exercise the repurchase right;

•       the repurchase price;

•       the repurchase date;

•       the names and addresses of the paying and conversion agents;

•       the conversion rate, and any increase to the conversion rate that will result from the fundamental change;

•       that notes with respect to which a repurchase notice is given by the holder may be converted, only if the repurchase notice has been withdrawn in accordance with the terms of the indenture; and

•       the procedures that holders must follow to exercise the right.

To exercise this right, a holder must transmit to the paying agent a written repurchase notice, and such repurchase notice must be received by the paying agent no later than the close of business on the business day immediately preceding the repurchase date. The repurchase notice must state:

•       the certificate numbers of the notes to be delivered by the holder, if applicable;

•       the portion of the principal amount of notes to be repurchased, which portion must be $1,000 or an integral multiple of $1,000; and

•       that such notes are being tendered for repurchase pursuant to the fundamental change provisions of the indenture.

A holder may withdraw any repurchase notice by delivering to the paying agent a written notice of withdrawal prior to the close of business on the business day immediately preceding the repurchase date. The notice of withdrawal must state:

•       the certificate numbers of the notes being withdrawn, if applicable;

•       the principal amount of notes being withdrawn, which must be $1,000 or an integral multiple of $1,000; and

•       the principal amount, if any, of the notes that remain subject to the repurchase notice.

If the notes are not in certificated form, the foregoing notices from holders must comply with the applicable DTC procedures.

We will agree under the indenture to:

•       comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act that may then be applicable; and

•       otherwise comply with all federal and state securities laws in connection with any offer by us to repurchase the notes upon a fundamental change.

Our obligation to pay the repurchase price for a note for which a repurchase notice has been delivered and not validly withdrawn is conditioned upon delivery of the note, together with necessary endorsements, to the paying agent at any time after the delivery of such repurchase notice. We will cause the repurchase price for such note to be paid promptly following the later of the repurchase date or the time of delivery of such note.

If the paying agent holds money sufficient to pay the repurchase price of a note for which a repurchase notice has been delivered on the repurchase date in accordance with the terms of the indenture, then, on and after the repurchase date, the notes will cease to be outstanding and interest (including additional interest), if any, on such notes will cease to accrue, whether or not the notes are delivered to the paying agent. Thereafter, all rights of the holder shall terminate, other than the right to receive the repurchase price upon delivery of the note.

A “fundamental change” will be deemed to have occurred upon the occurrence of any of the following:

(1)   any “person” or “group” becomes the “beneficial owner,” directly or indirectly, of shares of our voting stock representing 50% or more of the total voting power of all outstanding classes of our voting stock or has the power, directly or indirectly, to elect a majority of the members of our board of directors and (i) files a Schedule 13D or Schedule TO, or any successor schedule, form or report under the Exchange Act, disclosing the same, or (ii) we otherwise become aware of any such person or group;

(2)   we consolidate with, or merge with or into, another person or we sell, assign, convey, transfer, lease or otherwise dispose of all or substantially all of our assets, or any person consolidates with, or merges with or into, us, in any such event other than pursuant to a transaction in which the persons that “beneficially owned” directly or indirectly, the shares of our voting stock immediately prior to such transaction beneficially own, directly or indirectly, shares of voting stock representing a majority of the total voting power of all outstanding classes of voting stock of the surviving or transferee person in substantially the same proportion amongst themselves as such ownership immediately prior to such transaction; or

(3)   our common stock ceases to be listed on the NYSE, Nasdaq or another national securities exchange and is not then quoted on an established automated over-the-counter trading market in the United States.

However, a merger or consolidation will be deemed not to be a fundamental change if at least 90% of all the consideration (excluding cash payments for fractional shares and cash payments pursuant to dissenters’ appraisal rights) in the merger or consolidation constituting the fundamental change consists of common stock traded on the NYSE, Nasdaq or another national securities exchange (or which will be so traded when issued or exchanged in connection with such merger or consolidation) and as a result of such transaction or transactions the notes become convertible solely into such common stock.

For purposes of this fundamental change definition:

•       “person” and “group” shall have the meanings given to them for purposes of Sections 13(d) and 14(d) of the Exchange Act or any successor provisions, and the term “group” includes any group acting for the purpose of acquiring, holding or disposing of securities within the meaning of Rule 13d-5(b) (1) under the Exchange Act, or any successor provision;

•       a “beneficial owner” will be determined in accordance with Rule 13d-3 under the Exchange Act, as in effect on the date of the indenture;

•       “beneficially own” and “beneficially owned” have meanings correlative to that of beneficial owner;

•       “board of directors” means the board of directors or other governing body charged with the ultimate management of any person;

•       “capital stock” means: (1) in the case of a corporation, corporate stock; (2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock; (3) in the case of a partnership or limited liability company, partnership interests (whether general or limited) or membership interests; or (4) any other interest or participation that confers on a person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing person;

•       “voting stock” means any class or classes of capital stock or other interests then outstanding and normally entitled (without regard to the occurrence of any contingency) to vote in the election of the board of directors.

The term “all or substantially all” as used in the definition of fundamental change will likely be interpreted under applicable state law and will be dependent upon particular facts and circumstances. There may be a degree of uncertainty in interpreting this phrase. As a result, we cannot assure holders how a court would interpret this phrase under applicable law if holders elect to exercise their rights following the occurrence of a transaction which such holders believe constitutes a transfer of “all or substantially all” of our assets.

This fundamental change repurchase feature may make more difficult or discourage a takeover of us and the removal of incumbent management. We are not, however, aware of any specific effort to accumulate shares of our common stock or to obtain control of us by means of a merger, tender offer, solicitation or otherwise. In addition, the fundamental change repurchase feature is not part of a plan by management to adopt a series of antitakeover provisions. Instead, the fundamental change repurchase feature is a result of negotiations between us and the initial purchasers.

We could, in the future, enter into certain transactions, including recapitalizations, that would not constitute a fundamental change but would increase the amount of debt, including other unsubordinated indebtedness, outstanding or otherwise adversely affect a holder. Neither we nor our subsidiaries are prohibited from incurring debt, including other unsubordinated indebtedness, under the indenture. The incurrence of significant amounts of additional debt could adversely affect our ability to service our debt, including the notes.

Our ability to repurchase notes may be limited by restrictions on our ability to obtain funds for such repurchase through dividends from our subsidiaries and the terms of our then existing borrowing agreements. Our failure to repurchase the notes when required would result in an event of default with respect to the notes. We cannot assure holders that we would have the financial resources, or would be able to arrange financing, to pay the repurchase price for all the notes that might be delivered by holders of notes seeking to exercise the repurchase right. See “Risk Factors—Risks Relating to This Offering—We may not be able to repurchase the notes upon a fundamental change or upon the exercise of your option to require us to repurchase the notes, or pay you cash upon conversion of your notes.”

Repurchase at the Option of Holders

On each of November 15, 2011, November 15, 2016 and November 15, 2021 each holder will have the right at its option, subject to the terms and conditions of the indenture, to require us to repurchase some or all of such holder’s notes for cash in integral multiples of $1,000 principal amount, at a price equal to 100% of the principal amount of the notes being repurchased, plus  accrued and unpaid interest (including additional interest), if any, to, but not including, the repurchase date.

At least 20 but not more than 45 business days prior to any date for repurchase at the option of the holder pursuant to this section, we must mail to all holders of the notes at their addresses shown in the register of the registrar and to beneficial owners as required by applicable law a notice regarding the repurchase option which notice must state, among other things, the procedures that holders must follow to require us to repurchase their notes.

To exercise this right, a holder must transmit to the paying agent a written repurchase notice, and such repurchase notice must be received by the paying agent no later than the close of business on the business day immediately preceding the repurchase date. The repurchase notice must state:

•       the certificate numbers of the notes to be delivered by the holder, if applicable;

•       the portion of the principal amount of notes to be repurchased, which portion must be $1,000 or an integral multiple of $1,000; and

•       that such notes are being tendered for repurchase pursuant to the provisions of the indenture corresponding to this “Repurchase at the Option of Holders.”

A holder may withdraw any repurchase notice by delivering to the paying agent a written notice of withdrawal prior to the close of business on the business day immediately preceding the repurchase date. The notice of withdrawal must state:

•       the certificate numbers of the notes being withdrawn, if applicable;

•       the principal amount of notes being withdrawn, which must be $1,000 or an integral multiple of $1,000; and

•       the principal amount, if any, of the notes that remain subject to the repurchase notice.

If the notes are not in certificated form, the foregoing notices from holders must comply with the applicable DTC procedures.

We will agree under the indenture to:

•       comply with the provisions of Rule 13e-4, Rule 14e-l and any other tender offer rules under the Exchange Act that may then be applicable; and

•       otherwise comply with all federal and state securities laws in connection with any offer by us to repurchase the notes at the option of holders.

Our obligation to pay the repurchase price for a note for which a repurchase notice has been delivered and not validly withdrawn is conditioned upon delivery of the note, together with necessary endorsements, to the paying agent at any time after the delivery of such repurchase notice. We will cause the repurchase price for such note to be paid promptly following the later of the repurchase date or the time of delivery of such note.

If the paying agent holds money sufficient to pay the repurchase price of a note for which a repurchase notice has been delivered on the repurchase date in accordance with the terms of the indenture, then, on and after the repurchase date, the notes will cease to be outstanding and interest (including additional interest), if any, on such notes will cease to accrue, whether or not the notes are delivered to the paying agent. Thereafter, all rights of the holder shall terminate, other than the right to receive the repurchase price upon delivery of the note.

Our ability to repurchase notes may be limited by restrictions on our ability to obtain funds for such repurchase through dividends from our subsidiaries and the terms of our then existing borrowing agreements. Our failure to repurchase the notes when required would result in an event of default with respect to the notes. We cannot assure holders that we would have the financial resources, or would be able to arrange financing, to pay the repurchase price for all the notes that might be delivered by holders of notes seeking to exercise the repurchase right. See “Risk Factors—Risks Relating to This Offering—We may not be able to repurchase the notes upon a fundamental change or upon the exercise of your option to require us to repurchase the notes, or pay you cash upon conversion of your notes.”

Events of Default

Each of the following constitutes an event of default with respect to the notes:

(1)   a default in the payment when due of any principal of any of the notes at maturity, upon redemption or exercise of a repurchase right or otherwise;

(2)   a default in the payment of any interest or additional interest when due under the notes, which default continues for 30 days;

(3)   a default in our obligation to satisfy our conversion obligation upon exercise of a holder’s conversion right, which default continues for 15 days;

(4)   a default in our obligation to provide notice of the occurrence of a fundamental change when required by the indenture;

(5)   our failure to comply with any of our other agreements in the notes or the indenture upon receipt of notice to us of such default from the trustee or to us and the trustee from holders of not less than 25% in aggregate principal amount of the notes then outstanding, and our failure to cure (or obtain a waiver of) such default within 60 days after we receive such notice;

(6)   KEMET or any significant subsidiary fails to make any payment of principal in excess of $30 million in respect of indebtedness for borrowed money, when and as the same shall become due and payable, whether at maturity or upon acceleration, and such indebtedness is not paid, or such acceleration is not rescinded, by the end of the 30th day after receipt of notice to us of such default from the trustee or to us and the trustee from holders of not less than 25% in aggregate principal amount of the notes then outstanding; or

(7)   certain events of bankruptcy, insolvency or reorganization of KEMET or any significant subsidiary.

The term “significant subsidiary” means any of our subsidiaries which has: (i) consolidated assets or in which we and our other subsidiaries have investments equal to or greater than 10% of our total consolidated assets; or (ii) consolidated gross revenue equal to or greater than 10% of our consolidated gross revenue.

If an event of default other than an event of default described in clause (7) above with respect to KEMET occurs and is continuing, either the trustee or the holders of at least 25% in aggregate principal amount of the notes then outstanding may declare the principal amount of the notes then outstanding plus any interest on the notes accrued and unpaid (including additional interest), if any, through the date of such declaration to be immediately due and payable.

The indenture provides that if an event of default described in clause (7) above with respect to KEMET occurs, the principal amount of the notes plus accrued and unpaid interest (including additional interest), if any, will automatically become immediately due and payable. However, the effect of such provision may be limited by applicable law.

At any time after a declaration of acceleration has been made, but before a judgment or decree for payment of money has been obtained by the trustee, and subject to applicable law and certain other provisions of the indenture, the holders of a majority in aggregate principal amount of the notes then outstanding may, under certain circumstances, rescind and annul such acceleration.

Subject to the indenture, applicable law and the trustee’s indemnification, the holders of a majority in aggregate principal amount of the outstanding notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the notes.

No holder will have any right to institute any proceeding under the indenture, or for the appointment of a receiver or a trustee, or for any other remedy under the indenture unless:

•       the holder has previously given the trustee written notice of a continuing event of default;

•       the holders of at least 25% in aggregate principal amount of the notes then outstanding have made a written request and have offered indemnity reasonably satisfactory to the trustee to institute such proceeding as trustee; and

•       the trustee has failed to institute such proceeding within 60 days after such notice, request and offer, and has not received from the holders of a majority in aggregate principal amount of the notes then outstanding a direction inconsistent with such request within 60 days after such notice, request and offer.

However, the above limitations do not apply to a suit instituted by a holder for the enforcement of payment of the principal of or any interest on any note on or after the applicable due date or the right to convert the note in accordance with the indenture.

Generally, the holders of not less than a majority of the aggregate principal amount of outstanding notes may waive any default or event of default other than:

•       our failure to pay principal of or any interest (including additional interest), if any, on any note when due or the payment of any redemption or repurchase price;

•       our failure to convert any note into cash or a combination of cash and shares of our common stock; and

•       our failure to comply with any of the provisions of the indenture that cannot be modified without the consent of the holder of each outstanding note.

We are required to furnish to the trustee, on an annual basis, a statement by our officers as to whether or not we, to the officers’ knowledge, are in default in the performance or observance of any of the terms, provisions and conditions of the indenture, specifying any known defaults.

Consolidation, Merger and Sale of Assets

We may not consolidate with or merge into any person or convey, transfer or lease all or substantially all of our properties and assets to any successor person, unless:

•       we are the surviving person or the resulting, surviving or transferee person, if other than us, is organized and validly existing under the laws of the United States of America, any state of the United States of America, or the District of Columbia and assumes our obligations on the notes and under the indenture; and

•       immediately after giving effect to the transaction, no default or event of default shall have occurred and be continuing.

When such a person assumes our obligations in such circumstances, subject to certain exceptions, we shall be discharged from all obligations under the notes and the indenture. Although the indenture permits these transactions, some of the transactions could constitute a fundamental change of KEMET and permit each holder to require us to repurchase the notes of such holder as described under “—Repurchase of Notes at the Option of Holders Upon a Fundamental Change.” Notwithstanding the foregoing, KEMET may transfer all or substantially all of its assets to a wholly owned subsidiary without such subsidiary assuming our obligations on the notes and under the indenture, provided that such subsidiary shall be required to guarantee the notes if it issues any debt securities or if, in the future, we issue debt securities and such subsidiary guarantees any such debt securities, in each case, to the same extent that it guaranteed such other debt securities.

Modification and Waiver

Except as described below, we and the trustee may amend or supplement the indenture or the notes with the consent of the holders of at least a majority in aggregate principal amount of the outstanding notes. In addition, subject to certain exceptions, the holders of a majority in aggregate principal amount of the outstanding notes may waive our compliance in any instance with any provision of the indenture without notice to the holders. However, no amendment, supplement or waiver may be made without the consent of the holder of each outstanding note if such amendment, supplement or waiver would:

(1)   change the stated maturity of the principal of or the payment date of any installment of interest or additional interest on or with respect to the notes;

(2)   reduce the principal amount, repurchase price or redemption price, or the conversion rate of, any note, or the rate of interest or additional interest on any note;

(3)   reduce the amount of principal payable upon acceleration of the maturity of any note;

(4)   change the currency in which the principal, repurchase price or redemption price or interest with respect to the notes is payable;

(5)   impair the right to institute suit for the enforcement of any payment on, or with respect to, any note;

(6)   modify the provisions with respect to the repurchase rights of the holders described under “—Repurchase of Notes at the Option of Holders Upon a Fundamental Change” or “—Repurchase at the Option of Holders” in a manner adverse to holders;

(7)   adversely affect the right of holders to convert notes other than as provided in the indenture;

(8)   reduce the percentage in principal amount of the outstanding notes, the consent of whose holders is required in order to take specific actions including, but not limited to, the waiver of past defaults or the modification or amendment of the indenture; or

(9)   alter the manner of calculation or rate of accrual of interest or additional interest, redemption price or repurchase price or the conversion rate (except in a manner that would increase the conversion rate) on any note or extend the time for payment of any such amount.

We and the trustee may amend or supplement the indenture or the notes without notice to, or the consent of the holders to, among other things:

(1)   cure any ambiguity, defect or inconsistency;

(2)   provide for uncertificated notes in addition to or in place of certificated notes;

(3)   provide for the assumption of our obligations to holders of notes in the case of a share exchange, merger or consolidation or sale of all or substantially all of our assets;

(4)   make any change that would provide any additional rights or benefits to the holders of notes or that does not adversely affect in any material respect the legal rights under the indenture of any such holder;

(5)   add a guarantor;

(6)   comply with requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act;

(7)   secure the notes;

(8)   increase the conversion rate;

(9)   comply with the rules of any applicable securities depositary, including DTC;

(10) conform the text of the indenture or the notes to any provision of this description of the notes to the extent that the text of this description of notes was intended by us and the initial purchasers to be a recitation of the text of the indenture or the notes as represented by the Company to the trustee in an officers’ certificate;

(11) provide for a successor trustee in accordance with the terms of the indenture or to otherwise comply with any requirement of the indenture

(12) modify the restrictions and procedures for resale and other transfers of notes or our common stock pursuant to law, regulation or practice relating to the resale or transfer of restricted securities generally; or

(13) amend the indenture to provide for the issuance of additional notes.

Satisfaction and Discharge

We may satisfy and discharge our obligations under the indenture by delivering to the trustee for cancellation all outstanding notes or by depositing with the paying agent or conversion agent, as the case may be, after the notes have become due and payable, whether at maturity or any repurchase date or by delivery of a notice of redemption or conversion or otherwise, cash, shares or other consideration (as applicable under the terms of the indenture) sufficient to pay all of the outstanding notes and paying all other sums payable under the indenture. Such discharge is subject to terms contained in the indenture.

Calculations in Respect of the Notes

We or our agents will be responsible for making all calculations called for under the notes. These calculations include, but are not limited to, determination of the sale price of our common stock and the amount of any increase in the conversion rate for any notes converted in connection with a fundamental change. We or our agents will make all these calculations in good faith and, absent manifest error, our and their calculations will be final and binding on holders of notes. We or our agents will provide a schedule of these calculations to the trustee, and the trustee is entitled to conclusively rely upon the accuracy of these calculations without independent verification.

Governing Law

The indenture and the notes are governed by, and construed in accordance with, the laws of the State of New York.

Concerning the Trustee

Wilmington Trust Company will be the trustee under the indenture. The trustee will be the paying agent, conversion agent and registrar for the notes.

If the trustee becomes one of our creditors, the indenture limits the right of the trustee to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claims, as security or otherwise. The trustee will be permitted to engage in other transactions; if, however, after a default has occurred and is continuing, it acquires any conflicting interest, it must eliminate such conflict with 90 days, apply to the SEC for permission to continue as trustee (if the indenture has been qualified under the Trust Indenture Act) or resign.

Book-Entry Delivery and Form

We initially issued the notes in the form of global securities. The global securities were deposited with the trustee as custodian for DTC and registered in the name of Cede & Co., as DTC’s nominee. Except as set forth below, the global securities may be transferred, in whole and not in part, only to DTC or another nominee of DTC. Holders may hold their beneficial interests in the global security directly through DTC if they have an account with DTC or indirectly through organizations that have accounts with DTC. Notes in definitive certificated form (called “certificated securities”) will be issued only in certain limited circumstances described below.

DTC has advised us that it is:

•       a limited purpose trust company organized under the laws of the State of New York;

•       a member of the Federal Reserve System;

•       a “clearing corporation” within the meaning of the New York Uniform Commercial Code; and

•       a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act.

DTC was created to hold securities of institutions that have accounts with DTC (called “participants”) and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers, which may include the initial purchasers, banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s book-entry system is also available to others such as banks, brokers, dealers and trust companies (called the “indirect participants”) that clear through or maintain a custodial relationship with a participant, whether directly or indirectly.

Ownership of beneficial interests in the global security will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in the global security will be shown on, and the transfer of those beneficial interests will be effected only through, records maintained by DTC (with respect to participants’ interests), the participants and the indirect participants. The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. These limits and laws may impair the ability to transfer or pledge beneficial interests in the global security.

Owners of beneficial interests in global securities who desire to convert their notes in accordance with the indenture should contact their brokers or other participants or indirect participants through whom they hold such beneficial interests to obtain information on procedures, including proper forms and cut-off times, for submitting requests for conversion.

So long as DTC, or its nominee, is the registered owner or holder of a global security, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the notes represented by the global security for all purposes under the indenture and the notes. In addition, no owner of a beneficial interest in a global security will be able to transfer that interest except in accordance with the applicable procedures of DTC. Except as set forth below, as an owner of a beneficial interest in the global security, holders will not be entitled to have the notes represented by the global security registered in their name, will not receive or be entitled to receive physical delivery of certificated securities and will not be considered to be the owner or holder of any notes under the global security. We understand that, under existing industry practice, if an owner of a beneficial interest in the global security desires to take any action that DTC, as the holder of the global security, is entitled to take, DTC would authorize the participants to take such action, and the participants would authorize beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

We will make payments of principal of, and any interest on, the notes represented by the global security registered in the name of and held by DTC or its nominee to DTC or its nominee, as the case may be, as the registered owner and holder of the global security. We expect that DTC or its nominee, upon receipt of any payment of principal of, or interest on, the global security, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global security as shown on the records of DTC or its nominee. We also expect that payments by participants or indirect participants to owners of beneficial interests in the global security held through such participants or indirect participants will be governed by standing instructions and customary practices and will be the responsibility of such participants or indirect participants. Neither we, the trustee nor any paying agent or conversion agent will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial interests in the global security for any note or for maintaining, supervising or reviewing any records relating to such beneficial interests or for any other aspect of the relationship between DTC and its participants or indirect participants or the relationship between such participants or indirect participants and the owners of beneficial interests in the global security owning through such participants.

Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds.

DTC has advised us that it will take any action permitted to be taken by a holder of notes only at the direction of one or more participants to whose account the DTC interests in the global security is credited, and only in respect of such portion of the aggregate principal amount of notes as to which such participant or participants has or have given such direction. If, however, DTC notifies us that it is unwilling to be a depository for the global security or ceases to be a clearing agency, and we do not appoint a successor depositary within 90 days, or if there is an event of default under the notes, we will exchange the global security for certificated securities, which we will distribute to DTC participants and which will be legended, if required, as set forth under the heading “Transfer Restrictions.”

Although DTC is expected to follow the foregoing procedures in order to facilitate transfers of interests in the global security among participants of DTC, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither we nor the trustee will have any responsibility or liability for the performance by DTC or the participants or indirect participants of their respective obligations under the rules and procedures governing their respective operations.

Registration Rights

The following summary of the registration rights to be provided in the registration rights agreement is not complete. Holders should refer to the registration rights agreement for a full description of the registration rights that apply to the notes.

In the registration rights agreement, we agreed for the benefit of the holders of the notes and the common stock issuable upon conversion of the notes, or the registrable securities, to use our commercially reasonable efforts to keep the shelf registration statement of which this prospectus is a part effective until the earliest of:

(1)   two years from the latest date of original issuance of the notes;

(2)   the date when all registrable securities shall have been registered under the Securities Act and disposed of;

(3)   the date on which all registrable securities held by non-affiliates are eligible to be sold to the public pursuant to Rule 144(k) under the Securities Act; and

(4)   the date on which the registrable securities cease to be outstanding.

If we notify the holders in accordance with the registration rights agreement to suspend the use of the prospectus upon the occurrence of certain events, then the holders will be obligated to suspend the use of the prospectus until the requisite changes have been made, and the period of effectiveness of the shelf registration statement provided for in clause (1) above shall be extended by the number of days from and including the date of the giving of such notice to and including the date when holders have been advised by us that the prospectus may be used or have received the amended or supplemented prospectus.

A holder of registrable securities that sells registrable securities pursuant to the shelf registration statement generally will be required to provide information about itself and the specifics of the sale, be named as a selling securityholder in the related prospectus, deliver a prospectus to purchasers, be subject to relevant civil liability provisions under the Securities Act in connection with such sales and be bound by the provisions of the registration rights agreement which are applicable to such holder.

If after the shelf registration statement has been declared effective by the SEC, such shelf registration statement ceases to be effective, or the shelf registration statement or prospectus contained therein ceases to be usable in connection with the resales of notes and the common stock issuable upon the conversion of the notes, in accordance with and during the periods specified in the registration rights agreement because either (i) any event occurs as a result of which the prospectus forming part of such shelf registration statement would include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein in the light of the circumstances under which they were made not misleading or (ii) it shall be necessary to amend such shelf registration statement or supplement the related prospectus to comply with the Securities Act or Exchange Act or the respective rules thereunder, additional interest will accrue on the notes, from and including the date on which the registration default shall occur to but excluding the date on which all such registration defaults have been cured, at the rate of (a) 0.25% of the principal amount of the notes per year to and including the 90th day following the occurrence of such registration default and (b) 0.50% of the principal amount of the notes per year from and after the 91st day following such registration default. No additional interest will accrue on any shares of common stock into which notes have been converted.

Notwithstanding the foregoing, we may suspend the availability of the shelf registration statement and the use of any prospectus by written notice to the holders for a period or periods not to exceed 45 days in any consecutive twelve month period (we refer to each of these periods of suspension as a suspension period) without incurring such additional interest upon the occurrence of certain events, including the following:

(i)    the happening of any event that requires us to make changes in the shelf registration statement or any related prospectus in order that the shelf registration statement or any related prospectus does not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein not misleading;

(ii)   the occurrence or existence of any pending corporate development or other similar event with respect to us or a public filing with the SEC that, in our reasonable discretion, makes it appropriate to suspend the availability of a shelf registration statement and the related prospectus; and

(iii)  it becomes necessary to amend the shelf registration statement or supplement the related prospectus to comply with the Securities Act or Exchange Act or the respective rules thereunder.

From and after the date of this prospectus, each holder wishing to sell its registrable securities pursuant to the shelf registration statement and related prospectus will deliver a questionnaire to us at least 10 business days prior to any intended distribution. As promptly as practicable after the later of receipt of a questionnaire or the expiration of any suspension period in effect when such questionnaire is delivered, we will file, if required by applicable law, a post-effective amendment to the shelf registration statement or a supplement to the prospectus contained in the shelf registration statement. In no event will we be required to file more than one post-effective amendment in any calendar quarter or to file a supplement or posteffective amendment during any suspension period.

We will pay all expenses incident to our performance of and compliance with the registration rights agreement, provide each holder that is selling registrable securities pursuant to the shelf registration statement copies of the related prospectus as reasonably requested and take other actions as are required under the terms of the registration rights agreement to permit, subject to the foregoing, unrestricted resales of the registrable securities.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

To ensure compliance with Internal Revenue Service Circular 230, you are hereby notified that the discussion of tax matters set forth in this prospectus was written in connection with the promotion or marketing (within the meaning of Internal Revenue Service (“IRS”) Circular 230) by the Issuer of the transactions or matters addressed herein and was not intended or written to be used, and cannot be used by any prospective investor, for the purpose of avoiding tax-related penalties under federal, state, or local tax law. Each holder should seek advice based on its particular circumstances from an independent tax advisor.

The following is a summary of the material U.S. federal income tax consequences relating to the purchase, ownership and disposition or conversion for cash of the notes and any shares of our common stock into which the notes may be converted, as of the date hereof. Except where noted, this summary deals only with notes and shares of our common stock held as capital assets and holders who acquired notes upon their original issuance at the original offering price. Additionally, this summary does not deal with special situations, such as:

•       tax consequences to holders who may be subject to special tax treatment, such as dealers in securities or currencies, banks or other financial institutions, regulated investment companies, real estate investment trusts, expatriates, tax-exempt entities, grantor trusts, traders in securities that elect to use a mark-to-market method of accounting for their securities or insurance companies;

•       tax consequences to persons holding notes or shares of our common stock as part of a hedging, integrated, constructive sale, or conversion transaction or a straddle;

•       tax consequences to U.S. holders (as defined below) of notes or shares of our common stock whose “functional currency” is not the U.S. dollar;

•       tax consequences to partnerships or other pass-through entities and investors in such entities;

•       alternative minimum tax consequences, if any; or

•       other U.S. federal tax consequences (such as estate and gift tax consequences) and any state, local or foreign tax consequences.

The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those discussed below. This summary does not address all aspects of U.S. federal income taxes and does not deal with all tax consequences that may be relevant to holders in light of their personal circumstances.

If a partnership holds notes or shares of our common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding notes or shares of our common stock, you should consult your tax advisor.

No ruling has been or will be sought from the IRS with respect to any of the United States federal income tax consequences discussed below, and no assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of those summarized below.

If you are considering the purchase of notes, you should consult your own tax advisors concerning the U.S. federal income tax consequences to you and any consequences arising under the laws of any state, local, foreign or other taxing jurisdiction.

Consequences to U.S. Holders

The following is a summary of the U.S. federal income tax consequences that will apply to a U.S. holder of notes or shares of our common stock. “U.S. holder” means a beneficial owner of a note or our common stock that is for United States federal income tax purposes:

•       an individual citizen or resident of the United States;

•       a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S., any state thereof or the District of Columbia;

•       an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•       a trust if (1) it is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust, or (2) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

Stated Interest

Stated interest on the notes will generally be taxable to a U.S. holder as ordinary income at the time it is paid or accrues in accordance with the U.S. holder’s method of accounting for U.S. federal income tax purposes.

Amortizable Bond Premium

A holder will have amortizable bond premium on a note if the holder’s tax basis in the note (reduced by the value of the conversion option) immediately after acquiring the note is greater than the sum of all amounts payable on that note after the purchase date through the maturity date (other than payments of “qualified stated interest”). Such a holder may generally choose to amortize the premium as an offset to interest income using a constant yield method over the remaining term of the note. If we exercise our redemption option before the maturity date, such a holder would be entitled to deduct any remaining unamortized bond premium at that time. An election to amortize bond premium applies to all “taxable bonds” held by the holder during or after the taxable year of the election. Such an election may be revoked only with the IRS’s consent and holders are therefore especially urged to consult their tax advisors before making such an election.

Constructive Distributions

The conversion rate of the notes will be adjusted in certain circumstances, such as a stock split or stock dividend or certain distributions to our stockholders. Under Section 305(c) of the Code, adjustments (or failures to make adjustments) that have the effect of increasing a holder’s proportionate interest in assets or earnings may in some circumstances result in a deemed distribution to a holder. Adjustments to the conversion rate arising from a stock split or a stock dividend or made pursuant to a bona fide, reasonable adjustment formula that has the effect of preventing the dilution of the interest of the holders of the notes, however, will generally not be considered to result in a deemed distribution. However, certain of the possible conversion rate adjustments (generally including adjustments to the conversion rate upon a distribution to our stockholders that is treated as a taxable dividend) will not qualify as being pursuant to a bona fide reasonable adjustment formula. If such adjustments are made, U.S. holders of notes will be deemed to have received a distribution even though they have not received any cash or property as a result of such adjustments. Any deemed distributions will be taxable as a dividend, return of capital or capital gain in accordance with the rules described below. A constructive dividend deemed paid to a U.S. holder should be eligible for the preferential rates of U.S. federal income tax applicable in respect of certain dividends received. Corporate U.S. holders should be entitled to claim the dividends received deduction with respect to any such constructive dividends.

Sale, Exchange, Redemption or Other Disposition of Notes

Except as set forth under “Conversion of Notes,” a U.S. holder will generally recognize capital gain or loss upon the sale, exchange, redemption or other taxable disposition of a note (including a conversion entirely paid in cash) equal to the difference between the amount realized (less any accrued interest which will be taxable as such) and the holder’s adjusted tax basis in the note. A U.S. holder’s adjusted tax basis in a note will generally be equal to the amount paid for the note increased by the amount of market discount, if any, included in income by the holder and reduced by the amount of bond premium, if any, utilized to offset interest on the notes. A noncorporate U.S. holder who has held the note for more than one year generally will be subject to reduced rates of taxation on such gain. The ability to deduct capital losses may be limited. U.S. holders should consult their own tax advisors as to the deductibility of capital losses in their particular circumstances.

Conversion of Notes

Conversion for part stock and part cash.   The U.S. federal income tax treatment of a U.S. holder’s conversion of the notes into shares of our common stock and cash is uncertain. U.S. holders should consult their tax advisors to determine the correct treatment of such conversion. It is possible that the conversion may be treated as a partially taxable exchange or as a recapitalization, as briefly discussed below.

The conversion of a note into shares of our common stock and cash may be treated for U.S. federal income tax purposes as in part a conversion into stock and in part a payment in redemption of a portion of the notes. In that event, a U.S. holder would not recognize any income, gain or loss with respect to the portion of the notes considered to be converted into stock, except with respect to any cash received in lieu of a fractional share of stock (which will be treated in the manner described below). A U.S. holder’s adjusted tax basis in the stock received upon conversion generally would be equal to the portion of its adjusted tax basis in a note allocable to the portion of the note deemed converted. A U.S. holder’s holding period for such common stock generally would include the period during which the U.S. holder held the note.

With respect to the part of the conversion that would be treated under this characterization as a payment in redemption of the remaining portion of the note, see “—Sale, Exchange, Redemption or other Disposition of Notes”. The deductibility of capital losses is subject to certain limitations under the Code.

A holder generally may allocate its adjusted tax basis in a note among the portion of the note that is deemed to have been converted and the portion of the note that is deemed to have been redeemed based on the relative fair market value of common stock and the amount of cash received upon conversion.

The conversion of a note into shares of our common stock and cash may instead be treated in its entirety as a recapitalization for U.S. federal income tax purposes, in which case a U.S. holder would be required to recognize gain on the conversion but would not be allowed to recognize any loss. Accordingly, such tax treatment may be less favorable to a U.S. holder than if the conversion were treated as part conversion and part redemption, as described above. If the conversion constitutes a recapitalization, a

U.S. holder generally would recognize gain (but not loss) in an amount equal to the lesser of (i) the excess (if any) of (A) the amount of cash (not including cash received in lieu of fractional shares) and the fair market value of common stock received (treating fractional shares as received for this purpose) in the exchange over (B) the U.S. holder’s adjusted tax basis in the notes, and (ii) the amount of cash received upon conversion (other than cash received in lieu of fractional shares, which will be treated in the manner described below). The U.S. holder would have an aggregate tax basis in the common stock received in the conversion equal to the aggregate tax basis of the notes converted, decreased by the aggregate amount of cash (other than cash in lieu of fractional shares) received upon conversion and increased by the aggregate amount of gain (if any) recognized upon conversion (other than gain realized as a result of cash received in lieu of fractional shares). The holding period for such common stock received by the U.S. holder would include the period during which the U.S. holder held the notes. Gain recognized will be long-term capital gain or loss if the U.S. holder has held the notes for more than one year. In the case of certain noncorporate U.S. holders (including individuals), long-term capital gains are generally eligible for a reduced rate of taxation.

Treatment of cash in lieu of a fractional share.   If a U.S. holder receives cash in lieu of a fractional share of common stock, such U.S. holder would be treated as if the fractional share had been issued and then redeemed for cash. Accordingly, a U.S. holder generally will recognize capital gain or loss with respect to the receipt of cash in lieu of a fractional share measured by the difference between the cash received for the fractional share and the portion of the U.S. holder’s adjusted tax basis in the notes that is allocated to the fractional share.

Dividends on Common Stock

To the extent that a U.S. holder converts a note for any shares of our common stock and we make a distribution in respect of that stock, the distribution generally will be treated as a dividend to the extent it is paid from current or accumulated earnings and profits. If the distribution exceeds current and accumulated earnings and profits, the excess will be treated as a nontaxable return of capital reducing the U.S. holder’s adjusted tax basis in the U.S. holder’s common stock to the extent of the U.S. holder’s adjusted tax basis in that stock. Any remaining excess will be treated as capital gain. Dividends received by individual holders generally will be subject to a reduced maximum tax rate of 15% through December 31, 2010, after which the rate applicable to dividends is scheduled to return to the tax rate generally applicable to ordinary income. The rate reduction will not apply to dividends received to the extent that the U.S. holder elects to treat dividends as “investment income,” which may be offset by investment expense. Furthermore, the rate reduction also will not apply to dividends that are paid to a U.S. holder with respect to shares of common stock that are held by such holder for less than 61 days during the 121-day period beginning on the date that is 60 days before the date on which the shares of common stock became ex-dividend with respect to such dividend. If a U.S. holder is a U.S. corporation, it generally will be able to claim a dividends received deduction.

Sale, Exchange, Redemption or Other Disposition of Stock

A U.S. holder will generally recognize capital gain or loss on a sale or exchange of common stock. The U.S. holder’s gain or loss will equal the difference between the amount realized by the U.S. holder and the U.S. holder’s adjusted tax basis in the stock. The amount realized by the U.S. holder will include the amount of any cash and the fair market value of any other property received for the stock. Gain or loss recognized by a U.S. holder on a sale or exchange of stock will be long-term capital gain or loss if the holder held the stock for more than one year (including the period during which notes converted into such stock were held). Long-term capital gains of non-corporate taxpayers are generally taxed at lower rates than those applicable to ordinary income. The deductibility of capital losses is subject to certain limitations.

Information Reporting and Backup Withholding

When required, we or our paying agent will report to the holders of the notes and common stock and the IRS amounts paid on or with respect to the notes and the common stock during each calendar year and the amount of tax, if any, withheld from such payments. A U.S. holder will be subject to backup withholding on interest payments made on the notes and dividends paid on the common stock and proceeds from the sale of the common stock or the notes (including a redemption or retirement) at the applicable rate (which is currently 28%) if the U.S. holder (a) fails to provide us or our paying agent with a correct taxpayer identification number or certification of exempt status (such as certification of corporate status), (b) has been notified by the IRS that it is subject to backup withholding as a result of the failure to properly report payments of interest or dividends, or (c) in certain circumstances, has failed to certify under penalty of perjury that it is not subject to backup withholding. A U.S. holder may be eligible for an exemption from backup withholding by providing a properly completed IRS Form W-9 to us or our paying agent. Any amounts withheld under the backup withholding rules will generally be allowed as a refund or a credit against a U.S. holder’s U.S. federal income tax liability provided the required information is properly furnished to the IRS on a timely basis.

Consequences to Non-U.S. Holders

The following is a summary of the U.S. federal income tax consequences that will apply to you if you are a non-U.S. holder of notes or shares of our common stock. The term “non-U.S. holder” means a beneficial owner of a note or shares of our common stock that is, for U.S. federal income tax purposes, an individual, corporation, trust, or estate that is not a U.S. holder. Special rules may apply to certain non-U.S. holders such as “controlled foreign corporations” or “passive foreign investment companies.” Such entities should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

Stated Interest

Subject to the discussion of backup withholding below, a non-U.S. holder will not be subject to United States federal withholding tax or income tax in respect of interest income on the notes if the interest qualifies for the portfolio interest exemption. The portfolio interest exemption will be satisfied provided that:

•       interest paid on the note is not effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States;

•       the non-U.S. holder does not actually or constructively own 10% or more of the total combined voting power of all classes of our stock that are entitled to vote within the meaning of Section 871(h)(3) of the Code;

•       we are not deemed to have paid contingent interest on a note as a result of the conversion feature for purposes of the portfolio interest rules;

•       the non-U.S. holder is not a controlled foreign corporation that is related to us (actually or constructively) through stock ownership;

•       the non-U.S. holder is not a bank whose receipt of interest on a note is described in Section 881(c)(3)(A) of the Code; and

•       the non-U.S. holder provides its name and address, and certifies, under penalties of perjury, that it is not a U.S. person (which certification may be made on an IRS W-8BEN (or successor form)) or (b) the non-U.S. holder holds the notes through certain foreign intermediaries or certain foreign partnerships, and satisfies the certification requirements of applicable Treasury regulations.

Special rules apply to non-U.S. holders that are pass-through entities rather than corporations or individuals.

If a non-U.S. holder cannot satisfy the requirements described above, payments of interest will be subject to the 30% U.S. federal withholding tax, unless the holder provides us with a properly executed (1) IRS Form W-8BEN (or successor form) claiming an exemption from or reduction in withholding under the benefit of an applicable income tax treaty or (2) IRS Form W-8ECI (or successor form) stating that interest paid on the note is not subject to withholding tax because it is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States.

If a non-U.S. holder is engaged in a trade or business in the United States and interest on the note is effectively connected with the conduct of that trade or business, and if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment, the non-U.S. holder will be subject to U.S. federal income tax on that interest on a net income basis (although exempt from the 30% withholding tax, provided the non-U.S. holder complies with certain certification and disclosure requirements) in the same manner as if it were a U.S. holder. In addition, a foreign corporation may be subject to a branch profits tax equal to 30% (or lower applicable income tax treaty rate) of its earnings and profits for the taxable year, subject to adjustments, that are effectively connected with its conduct of a trade or business in the United States.

Dividends and Deemed Dividends on Common Stock

Any dividends paid with respect to any shares of our common stock that are received upon the conversion of the notes (and any deemed dividends resulting from certain adjustments, or failure to make adjustments, to the conversion rate, see “—Consequences to U.S. Holders—Constructive Distributions”) will be subject to withholding tax at a 30% rate or such lower rate as specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business within the United States and, where an applicable tax treaty so provides, are attributable to a U.S. permanent establishment, are not subject to the withholding tax, but instead are subject to U.S. federal income tax on a net income basis at applicable graduated individual or corporate rates. Certain certification and disclosure requirements must be complied with in order for effectively connected income to be exempt from withholding. Any such effectively connected dividends received by a foreign corporation may, under certain circumstances, be subject to an additional branch profits tax at a 30% rate or such lower rate as specified by an applicable income tax treaty.

A non-U.S. holder of shares of our common stock who wishes to claim the benefit of an applicable treaty rate is required to satisfy applicable certification and other requirements. If a non-U.S. holder is eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty, the holder may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the Internal Revenue Service.

Sale, Exchange, Redemption or Other Disposition of Notes or Shares

Any gain realized by a non-U.S. holder upon the sale, exchange, redemption or other taxable disposition of a note or shares of common stock (including a conversion of the note into shares of common stock that is treated as a taxable event, see “—Consequences to U.S. Holders—Conversion of Notes”) will not be subject to U.S. federal income tax unless:

•       that gain is effectively connected with the conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment);

•       the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•       we are treated as a “U.S. real property holding corporation” (“USRPHC”) for the applicable statutory period. We do not believe we are, and do not anticipate that we will become, a USRPHC for U.S. federal income tax purposes.

An individual non-U.S. holder described in the first bullet point above will be subject to U.S. federal income tax on the net gain derived from the sale in the same manner as a U.S. holder. If a non-U.S. holder is eligible for the benefits of a tax treaty between the United States and its country of residence, any such gain will be subject to United States federal income tax in the manner specified by the treaty if the non-U.S. holder claims the benefit of the treaty by properly submitting an IRS Form W-8BEN (or suitable successor or substitute form) and generally will only be subject to such tax if such gain is attributable to a permanent establishment maintained by the non-U.S. holder in the United States. An individual non-U.S. holder described in the second bullet point above that has a gain will be subject to a flat 30% tax on the gain derived from the sale, exchange, redemption, conversion or other taxable disposition, which may be offset by United States source capital losses, even though such non-U.S. holder is not considered a resident of the United States. A non-U.S. holder that is a foreign corporation that has a gain described in the first bullet point above will be subject to tax on gain under regular graduated U.S. federal income tax rates and, in addition, may be subject to a branch profits tax at a 30% rate or a lower rate if so specified by an applicable income tax treaty.

Information Reporting and Backup Withholding

Generally, we must report to the IRS and to a non-U.S. holder the amount of interest and dividends paid to such holder and the amount of tax, if any, withheld with respect to those payments. Copies of the information returns reporting such interest and dividend payments and any withholding may also be made available to the tax authorities in the country in which the holder resides under the provisions of an applicable income tax treaty.

In general, a non-U.S. holder will not be subject to backup withholding with respect to payments of interest or dividends that we make to the holder provided that we do not have actual knowledge or reason to know that such non-U.S. holder is a United States person (as defined in the Code), and provided that the non-U.S. holder has provided the statement described above in the fifth bullet point under “—Stated Interest.” A non-U.S. holder will be subject to information reporting and, depending on the circumstances, backup withholding with respect to the proceeds of the sale or other disposition (including a redemption or retirement or cash conversion) of a note or shares of our common stock within the United States or conducted through certain U.S.-related payors, unless the payor of the proceeds receives the statement described above or the holder otherwise establishes an exemption (and the payor does not have actual knowledge or reason to know that the non-U.S. holder is a United States person, as defined in the Code).

Any amounts withheld under the backup withholding rules will generally be allowed as a refund or a credit against a holder’s U.S. federal income tax liability provided the required information is properly furnished to the IRS on a timely basis.

PLAN OF DISTRIBUTION

The securities to be offered and sold using this prospectus are being registered to permit public secondary trading of these securities by the selling security holders from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling security holders of the securities offered by this prospectus. The aggregate proceeds to the selling security holders from the sale of the notes or the common stock issuable upon conversion of the notes will be the purchase price of such notes or common stock less any discounts and commissions. A selling security holder reserves the right to accept and, together with its agents, to reject, any proposed purchases of notes or common stock to be made directly or through agents.

The notes and the common stock issuable upon conversion of the notes may be sold from time to time to purchasers directly by the selling security holders and their successors, which includes their transferees, pledgees or donees or their successors, or through underwriters, broker-dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling security holders or the purchasers of the notes and the common stock issuable upon conversion of the notes. These discounts, concessions or commissions may be in excess of those customary in the types of transactions involved.

The selling security holders and any underwriters, broker-dealers or agents who participate in the distribution of the notes and the common stock issuable upon conversion of the notes may be deemed to be “underwriters” within the meaning of the Securities Act. As a result, any profits on the sale of the notes and the common stock issuable upon the conversion of the notes by selling security holders and any discounts, commissions or concessions received by any such broker-dealers or agents may be deemed to be underwriting discounts, and “underwriters” within the meaning of the Securities Act will be subject to prospectus delivery requirements of the Securities Act. If the selling security holders were deemed to be underwriters, the selling security holders may be subject to certain statutory liabilities of the Securities Act and the Exchange Act. If the notes and the common stock issuable upon conversion of the notes are sold through underwriters, broker dealers or agents, the selling security holders will be responsible for underwriting discounts or commissions or agent’s commissions.

Selling security holders who are registered broker-dealers are “underwriters” within the meaning of the Securities Act. In addition, selling security holders who are affiliates of registered broker-dealers may be deemed to be “underwriters” within the meaning of the Securities Act if such selling security holder (i) did not acquire the securities to be resold in the ordinary course of business and (ii) at the time of the acquisition of the securities, had any agreement, understanding or arrangement, direct or indirect with any other person to distribute the securities.

Broker-dealers may agree with the selling security holders to sell a specified number or amount of securities at a stipulated price per security, and, to the extent such a broker-dealer is unable to do so acting as agent for the selling security holders, to purchase as principal any unsold securities at the price required to fulfill the broker-dealer commitment to the selling security holder. These transactions would be either at market prices prevailing at the time of sale or at negotiated prices. These transactions may involve crosses and block transactions and may involve sales to and through other broker-dealers, including transactions of the nature described above. In connection with such re-sales, the broker-dealers may pay to or receive from the purchasers of the securities commissions computed as described above.

The notes were issued and sold on November 1, 2006 and November 13, 2006 in transactions exempt from the registration requirements of the Securities Act pursuant to Rule 144A under the Securities Act.

Pursuant to the registration rights agreement filed as an exhibit to the registration statement of which this prospectus is a part, we have agreed to indemnify holders who have provided us with a notice and questionnaire and each person, if any, who controls (within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act) the holders who have provided us with a notice and questionnaire, from and against certain liabilities under the Securities Act, the Exchange Act or otherwise, or such persons will be entitled to contribution in connection with these liabilities. We have also agreed to indemnify underwriters, their affiliates and directors and each person who controls such underwriting within the meaning of the Securities Act or Exchange Act to the same extent as provided above. Pursuant to such registration rights agreement, the selling security holders have agreed, severally and not jointly, to indemnify us and each of our directors, officers and control persons from certain liabilities under the Securities Act, the Exchange Act or otherwise, or we will be entitled to contribution in connection with these liabilities.

Securities covered hereby may be offered and sold at any time and from time to time by the selling security holders. The selling security holders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The selling security holders may sell the securities being offered by this prospectus:

•       with respect to the common stock issuable upon conversion of the notes, on the NYSE or otherwise at prices and at terms then prevailing or at prices related to the then-current market price; or

•       in private sales at negotiated prices directly or through one or more brokers, who may act as agent or as principal.

The securities may be sold by one or more of, or a combination of, the following:

•       a block trade in which the broker-dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•       purchases by a broker-dealer as principal and resale by such broker-dealer for its account pursuant to this prospectus;

•       an exchange distribution in accordance with the rules of such exchange;

•       ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•       privately negotiated transactions;

•       the writing of options (including the issuance by the selling security holders of derivative securities), whether the options or such other derivative securities are listed on an options or other exchange or otherwise;

•       the settlement of short sales; or

•       any other method permitted by law.

In connection with sales of the securities to be offered and sold pursuant to this prospectus, the selling security holders may (A) enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the securities in the course of hedging positions they assume, (B) sell securities short and deliver securities to close out short portions, (C) loan or pledge the securities to broker-dealers or other financial institutions that in turn may sell such securities, (D) enter into option or other transactions with broker-dealers or other financial institutions that require the delivery to the broker-dealer or other financial institution of the securities, which the broker-dealer or other financial institution may resell pursuant to the prospectus, or (E) enter into transactions in which a broker-dealer makes purchases as a principal for resale for its own account or through other types of transactions.

Under the rules and regulations of the Exchange Act, the selling security holders may be a person engaged in the distribution of the common stock and may not simultaneously engage in market making activities with respect to our common stock for a period of five business days prior to the commencement of the distribution. In addition, the selling security holders will be subject to applicable provisions, rules and regulations under the Exchange Act, including Regulation M, which may limit the timing of purchases and sales of shares of common stock by the selling security holders. We will make copies of this prospectus available to the selling security holders and have informed them of the need for delivery of copies of this prospectus to purchasers at or prior to the time of any sale of the shares.

The selling security holders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against some liabilities, including liabilities arising under the Securities Act. Any commissions paid or any discounts or concessions allowed to any such broker-dealer, and any profits received on the resale of such shares, may be deemed to be underwriting discounts and commissions under the Securities Act if any such broker-dealer purchases shares as principal. The selling security holders will bear all commissions and discounts, if any, attributable to the sales of the shares.

To comply with the securities laws of some states, if applicable, our common stock will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, some states prevent our common stock from being sold unless such shares have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

LEGAL MATTERS

The validity of the notes and the validity of the common stock issuable upon conversion of the notes will be passed upon for us by Kirkland & Ellis LLP.

EXPERTS

The consolidated financial statements of KEMET Corporation and its subsidiaries as of March 31, 2006 and 2005 and for each of the years in the three-year period ended March 31, 2006 and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) as of March 31, 2006, have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, an independent registered public accounting firm, and upon the authority of said firm as experts in accounting and auditing.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14.                 Other Expenses of Issuance and Distribution.

We will bear no expenses in connection with any sale or other distribution by the selling security holders of the securities being registered other than the expenses of preparation and distribution of this registration statement and the prospectus included in this registration statement. Such expenses are set forth in the following table. All of the amounts shown are estimates except the SEC registration fee.

SEC registration fee	$5,372.50
Legal fees and expenses	185,701.00
Accounting fees and expenses	112,690.00
Printing and other expenses	7,500.00
Total	$311,263.50

Item 15.                 Indemnification of Directors and Officers.

The Company is incorporated under the laws of the State of Delaware. Section 145 of the General Corporation Law of the State of Delaware (“Section 145”) provides that a Delaware corporation may indemnify any person who is, or is threatened to be made, a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or as the right of such corporation), by reason of the fact that such person was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was illegal. A Delaware corporation may indemnify any person who is, or is threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where a present or former officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director has actually and reasonably incurred.

The Company’s Restated Certificate of Incorporation provides for the indemnification of directors and officers of the Company to the fullest extent permitted by Section 145.

In that regard, the Restated Certificate of Incorporation provides that the Company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director or officer of such corporation, or is or was serving at the request of such corporation as a director, officer or member of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of such corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Indemnification in connection with an action or suit by or in the right of such corporation to procure a judgment in its favor is limited to payment of settlement of such an action or suit except that no such indemnification may be made in respect of any claim, cause or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the indemnifying corporation unless and only to the extent that the Court of Chancery of Delaware or the court in which such action or suit was brought shall determine that, despite the adjudication of liability but in consideration of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

Item 16.                 Exhibits.

The attached Exhibit Index is incorporated herein by reference.

Item 17.                 Undertakings.

A.    The undersigned registrant hereby undertakes:

(1)   To file, during any period in which offers or sales are being made, a post- effective amendment to this registration statement:

(a)    To include any prospectus required by section 10(a)(3) of the Securities Act;

(b)   To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(c)    To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in this registration statement;

provided, however, that paragraphs A(l)(a) and A(l)(b) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2)   That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

B.     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to section 13(a) or section

15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

C.     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 15 above, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Pursuant to the requirements of the Securities Act of 1933, KEMET Corporation certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in Simpsonville, South Carolina on February 28, 2007.

KEMET CORPORATION
By:	/s/ PER-OLOF LOOF
Per-Olof Loof
Chief Executive Officer and Director

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints David E. Gable his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Registration Statement, and any additional related registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended (including post-effective amendments to the registration statement and any such related registration statements), and to file the same, with all exhibits thereto, and any other documents in connection therewith, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ PER-OLOF LOOF
Per-Olof Loof	Chief Executive Officer and Director (principal executive officer)	February 28, 2007
/s/ DAVID E. GABLE
David E. Gable	Senior Vice President and Chief Financial Officer (principal financial and accounting officer)	February 28, 2007
/s/ FRANK G. BRANDENBURG
Frank G. Brandenburg	Chairman of the Board of Directors and Director	February 28, 2007
/s/ ROBERT G. PAUL
Robert G. Paul	Director	February 28, 2007
/s/ MAUREEN E. GRZELAKOWSKI
Maureen E. Grzelakowski	Director	February 28, 2007

/s/ E. ERWIN MADDREY, II
E. Erwin Maddrey, II	Director	February 28, 2007
/s/ JOSEPH D. SWANN
Joseph D. Swann	Director	February 28, 2007

EXHIBIT LIST

1.01	Purchase Agreement, dated as of November 1, 2006, by and among the registrant and Credit Suisse Securities (USA) LLC and Deutsche Bank Securities Inc. (filed herewith).
2.01

Asset and Share Purchase Agreement dated December 12, 2005, Asset Purchase Agreement dated December 12, 2005, Restated Heidenheim Manufacturing and Supply Agreement dated April 13, 2006, Substitution Agreement (Asset and Share Purchase Agreement) dated April 13, 2006, Substitution Agreement (Asset Purchase Agreement) dated April 13, 2006, and Amendment Agreement dated April 13, 2006, filed as Exhibits on a Form 8-K/A on April 20, 2006.

4.1	Certificate representing shares of Common Stock of the registrant (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-1 Reg. No. 33-48056).
4.2	Registration Rights Agreement, dated as of November 1, 2006, by and among the registrant and Credit Suisse Securities (USA) LLC and Deutsche Bank Securities Inc. (filed herewith).
4.3	Indenture, dated as of November 1, 2006, by and among the registrant and Wilmington Trust Company, as Trustee. (filed herewith).
4.4	Form of 2.25% Convertible Senior Note due 2026 (included in Exhibit 4.3).
5.1	Opinion of Kirkland & Ellis LLP (filed herewith).
12.1	Computation of Ratio of Earnings to Fixed Charges (filed herewith).
23.1	Consent of Independent Registered Public Accounting Firm (filed herewith).
23.2	Consent of Kirkland & Ellis LLP (included in Exhibit 5.1).
24.1	Power of Attorney (included on the signature pages hereto).
25.1	Statement of Eligibility of Trustee on Form T-1 under the Trust Indenture Act of 1939 of Wilmington Trust Company (filed herewith).